Exhibit 99.38

UNDERWRITING AGREEMENT

June 8, 2020

Protech Home Medical Corp.

1019 Town Drive

Wilder, Kentucky 41076

Attention:      Mr. Gregory Crawford, Chairman and Chief Executive Officer

Dear Sir:

We understand that Protech Home Medical Corp. ("Protech" or the "Company") intends to issue and sell 21,740,000 units (the "Offered Units"), consisting of one common share in the capital of Protech (a "Common Share"), and one half of one Common Share purchase warrant (each full warrant, a "Warrant") at a price (the "Offer Price") of $1.15 per Offered Unit for aggregate gross proceeds of $25,001,000 (the "Offering"). Each Warrant will entitle the holder thereof to purchase one Common Share (a "Warrant Share") for a period of 12 months after the Closing Date (as defined below) at an exercise price of $1.60.

We also understand that the Company intends to issue and sell, at the option of the Underwriters (as defined below), up to an additional 15% of the Offering (the "Over-Allotment Option") at the Offer Price for additional gross proceeds of up to $3,750,150, for a period of 30 days following the Closing Date upon the terms and conditions set forth herein. The Underwriters may elect to exercise the Over-Allotment Option, in whole or in part, for additional Offered Units only, Common Shares only, or Warrants only, or any combination thereof (collectively, the "Over-Allotment Securities"). The Offered Units and the Over-Allotment Securities are collectively referred to herein as the "Offered Securities".

We also understand that the Company is eligible and prepared to file, concurrently with the execution of this agreement (the "Underwriting Agreement"), a preliminary short form prospectus dated the date hereof (in the English language) (the "Preliminary Prospectus"), and all other necessary documents required to obtain a decision document issued by the BCSC (as defined below), as principal regulator, evidencing that a receipt (or deemed receipt) has been issued for the Preliminary Prospectus in each of the Qualifying Jurisdictions (as defined below). The Underwriters also understand that the Company shall prepare and file within the time limits and on the terms set out below, a (final) short form prospectus (in the English language) (the "Final Prospectus"), and all other necessary documents in order to qualify the Offered Securities for distribution to the public in each of the Qualifying Jurisdictions.

The Offered Securities may be distributed in the Provinces of British Columbia, Alberta and Ontario (and such other provinces as may be agreed between the Company and the Underwriters) by the Underwriters pursuant to the Final Prospectus. Offers and sales of Offered Securities to, or for the account or benefit of, persons in the United States (as defined below) or to, or for the account or benefit of, U.S. Persons (as defined below), may be made by the Underwriters, acting through their U.S. Affiliates (as defined below), in compliance with Schedule "A" hereto, (i) to Qualified Institutional Buyers (as defined below) in accordance with Rule 144A (as defined below) under the U.S. Securities Act (as defined below), and (ii) to Institutional Accredited Investors (as defined below) in accordance with Rule 506(b) of Regulation D under the U.S. Securities Act, and, in each case, in compliance with similar exemptions under applicable state securities laws. With respect to the Offered Securities to be sold to Qualified Institutional Buyers in compliance with Rule 144A, the Underwriters, or their U.S. Affiliates, shall purchase such Offered Securities from the Company for resale in compliance with Rule 144A. Although this Underwriting Agreement is presented on behalf of the Underwriters as purchasers, the Underwriters may arrange for substituted purchasers (the "Substituted Purchasers") for the Offered Securities in connection with private placements of such securities to Institutional Accredited Investors in accordance with Rule 506(b) of Regulation D under the U.S. Securities Act. Each Substituted Purchaser shall purchase Offered Securities directly from the Company at the Offer Price, and to the extent that Substituted Purchasers purchase Offered Securities, the obligations of the Underwriters to do so will be reduced by the number of Offered Securities purchased by the Substituted Purchasers directly from the Company. Any reference in this Underwriting Agreement hereafter to "purchasers" shall be taken to be a reference to the Underwriters, as the initial committed purchasers, and to the Substituted Purchasers, if any. Subject to Applicable Securities Laws (as defined below) and the terms of this Underwriting Agreement, the Offered Securities may also be distributed outside of Canada and the United States in each jurisdiction where they may be lawfully sold by the Underwriters without: (a) giving rise to any requirement under the laws of such jurisdiction to prepare and/or file a prospectus, registration statement or document having similar effect; or (b) creating any ongoing compliance or continuous disclosure obligations for the Company pursuant to the laws of such jurisdiction.

Based upon and subject to the terms and conditions set out below, (a) Beacon Securities Limited and Canaccord Genuity Corp. (as co-lead underwriters, collectively, the "Co-Lead Underwriters") and Echelon Wealth Partners Inc., Stifel Nicolaus Canada Inc., Industrial Alliance Securities Inc. and M Partners Inc. (collectively with the Co-Lead Underwriters, the "Underwriters" and individually an "Underwriter"), hereby severally (and not jointly nor jointly and severally), offer to purchase from the Company in the respective percentages set out in Section 17 of this Underwriting Agreement, and the Company hereby agrees to sell to the Underwriters all, but not less than all, of the Offered Units at the Offer Price per Offered Unit, and (b) in the event and to the extent the Over-Allotment Option granted to the Underwriters pursuant to Section 11 of this Underwriting Agreement is exercised by the Underwriters, the Company agrees to sell to each of the Underwriters, and each of the Underwriters agrees severally (and not jointly nor jointly and severally) to purchase from the Company the respective percentage of the Over-Allotment Securities, as applicable, set forth opposite the name of such Underwriter in Section 17 of this Underwriting Agreement at the applicable offer price per Over-Allotment Security set forth in Section 11.

Concurrent with the Offering, the Company will, on or prior to the Closing Date, enter into subscription agreements pursuant to which certain purchasers will agree to purchase, on a brokered, private placement basis pursuant to exemptions from the prospectus requirements under Canadian Securities Laws and pursuant to the exclusion from registration requirements of the U.S. Securities Act provided by Rule 903 of Regulation S thereunder, an aggregate of up to 1,750,000 additional Offered Units at the Offer Price for aggregate gross proceeds of up to approximately $2,012,500 (the "Concurrent Private Placement"). Subject to obtaining regulatory approval, the closing of the Concurrent Private Placement is expected to occur concurrently with the closing of the Offering. Closing of the Offering is not conditional upon the closing of the Concurrent Private Placement.

In addition, concurrent with the Offering, the Company will, on or prior to the Closing Date, enter into subscription agreements pursuant to which certain persons in the United States or U.S. Persons will agree to purchase, on a non-brokered, private placement basis pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D thereunder, an aggregate of up to 927,826 additional Offered Units at the Offer Price for aggregate gross proceeds of up to approximately $1,067,000 (the "Concurrent Non-Brokered Private Placement", and together with the Concurrent Private Placement, the "Private Placements"). Subject to obtaining regulatory approval, the closing of the Concurrent Non-Brokered Private Placement is expected to occur concurrently with the closing of the Offering. Closing of the Offering is not conditional upon the closing of the Concurrent Non-Brokered Private Placement.

The Prospectuses do not qualify any securities issued under the Private Placements. The Offered Units to be issued under the Private Placements will be subject to a statutory hold period lasting four months and one day following the closing of the respective Private Placements. The Company will pay to the Underwriters a cash fee equal to 5.5% of the gross proceeds raised under the Concurrent Private Placement, together with such number of non-transferable compensation options (the "Private Placement Compensation Options") equal to 5.5% of the Offered Units sold pursuant to the Concurrent Private Placement. Each Private Placement Compensation Option is exercisable to acquire one Common Share at the Offer Price at any time prior to 4:00 p.m. (Toronto time) on the date that is two years following the Closing Date. No fees or other compensation will be payable to, and no compensation options will be issued to, the Underwriters in connection with the Concurrent Non-Brokered Private Placement.

The Underwriters and the Company acknowledge that Schedule "A" and Schedule "B" form part of this Underwriting Agreement.

The following are the terms and conditions of the agreement between the Company and the Underwriters:

TERM AND CONDITIONS

1.	Definitions and Interpretation

(1)	In this Underwriting Agreement:

"affiliate", "associate", "material change", "material fact" and "misrepresentation" have the respective meanings ascribed thereto in the Securities Act (Ontario);

"Ancillary Documents" means all agreements, certificates and documents executed and delivered, or to be executed and delivered, by the Company in connection with the transactions contemplated by this Underwriting Agreement;

"Applicable Anti-Corruption Laws and Regulations" has the meaning given to that term in Section 7(1)(kk);

"Applicable Laws" means, in relation to any Person or Persons, all regulations, statutory rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guideline, of any Governmental Authority that are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"Applicable Securities Laws" means the Canadian Securities Laws and the U.S. Securities Laws;

"BCSC" means the British Columbia Securities Commission;

"Beacon" means Beacon Securities Limited;

"Bid Letter" means the letter agreement dated June 2, 2020, for the purchase of the Offered Units, between the Company and Beacon;

"Business Day" means any day other than a Saturday, Sunday or statutory or civic holiday in the city of Toronto, Ontario;

"Canadian Securities Laws" means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in the Qualifying Jurisdictions;

"Closing Date" means June 23, 2020, or any such other date as may be agreed to by the Company and the Co-Lead Underwriters, each acting reasonably;

"CMS" has the meaning given to that term in Section 7(1)(qq)(iii);

"Co-Lead Underwriters" has the meaning given to that term in the fifth paragraph of this Underwriting Agreement;

"Common Shares" has the meaning given to that term in the first paragraph of this Underwriting Agreement;

"Company Financial Information" means (i) the audited financial statements of the Company as at, and for the years ended September, 2019 and 2018, together with the auditor's report thereon and the notes thereto; and (ii) the unaudited financial statements of the Company as at, and for the three and six months period ended March 31, 2020 and 2019, together with the notes thereto; and in each case the accompanying management's discussion and analysis of financial condition and results of operations and any other financial information incorporated by reference or included in the Prospectuses;

"Compensation Options" has the meaning given to that term in Section 12;

"Compensation Shares" has the meaning given to that term in Section 12;

"Concurrent Non-Brokered Private Placement" means has the meaning given to that term in the seventh paragraph of this Underwriting Agreement;

"Concurrent Private Placement" means has the meaning given to that term in the sixth paragraph of this Underwriting Agreement;

"Convertible Debentures" means the 8.0% convertible unsecured debentures issued by the Company on March 7, 2019, which debentures have an aggregate principal amount of $15,000,000;

"distribution" means distribution or distribution to the public, as the case may be, for the purposes of Canadian Securities Laws or any of them;

"Encumbrance" means any charge, mortgage, lien, hypothec, pledge, claim, restriction, security interest or other encumbrance whether created or arising by agreement, statute or otherwise pursuant to any applicable law, attaching to property, interests or rights and whether or not they constitute specific or floating charges;

"Environmental Laws" means all applicable federal, provincial, state and local laws, statutes, ordinances, by-laws, regulations, orders, directives and decisions relating to the protection of human health and safety, the environment or the treatment, use, processing, storage, disposal, discharge, transport or handling of hazardous or toxic substances or wastes, pollutants or contaminants;

"FDA" has the meaning given to that term in Section 7(1)(qq)(iii);

"Final Prospectus" has the meaning given to that term in the third paragraph of this Underwriting Agreement and for greater certainty includes all documents incorporated by reference therein or deemed to be incorporated by reference therein;

"Final Receipt" means the document issued by the BCSC, in its capacity as principal regulator, in accordance with National Policy 11-202, evidencing that a receipt has been issued in respect of the Final Prospectus by each of the Securities Commissions;

"Governmental Authority" means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing, and any governmental department, commission, board, bureau, agency or instrumentality, including the Securities Commissions and the TSXV;

"Governmental Licences" has the meaning given to that term in Section 7(1)(j);

"Hazardous Substances" has the meaning given to that term in Section 7(1)(yy);

"Health Care Programs" means Medicare, Medicaid and any other federal or state funded health care programs;

"HIPAA" has the meaning given to that term in Section 7(1)(rr);

"HITECH Act" has the meaning given to that term in Section 7(1)(rr);

"IFRS" means International Financial Reporting Standards;

"Indemnified Party" has the meaning given to that term in Section 14;

"Institutional Accredited Investor" means an "accredited investor" that satisfies one or more of the categories set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act;

"Intellectual Property" means all intellectual and industrial property which is recognized under the law of any jurisdiction anywhere in the world, whether under common law, by statute or otherwise, including, but not limited to, any intellectual or industrial property included in or covered by an Intellectual Property Registration, including but not limited to, intellectual or industrial property arising out of the following:

(a)	patents granted in any other jurisdiction anywhere in the world, reissues, divisions, continuations, continuations-in-part, re-examinations, renewals and substitutes thereof, foreign counterparts of the foregoing, term restorations or other extensions of the term of any issued or granted patents anywhere in the world and extensions of the monopoly right covering a product or service previously covered by any issued or granted patent anywhere in the world for the limited purpose of extending the holder's exclusive right to make, use or sell a particular product or service covered by such patent (such as supplemental protection certificates or the like);

(b)	trade names, trademarks, trade secrets, service names, service marks, business names, product names, brands, logos, inventions, industrial design, know-how and other distinctive identifications used in commerce, whether in connection with products or services, and the goodwill associated with any of the foregoing;

(c)	original works of authorship, derivative works and other copyrightable works of any nature, and fixations of any of the foregoing;

(d)	software, databases and fixations thereof;

(e)	uniform resource locators, website addresses, domain names, website content and all fixations thereof; and

(f)	any other intangible property similar to any of the above.

"Intellectual Property Registration" means an application (including provisional applications), certificate, filing, registration or other document seeking or confirming rights in Intellectual Property issued by, filed with or recorded by any Governmental Authority in any jurisdiction anywhere in the world (including, in the case of patent applications, international or multi-national applications filed in accordance with Chapter I of the Patent Cooperation Treaty or any other multi-lateral agreement), including any and all amendments to any of the foregoing;

"Leased Premises" means the premises which are used or otherwise occupied by the Company and the Subsidiaries and which the Company and the Subsidiaries use or occupy, as applicable, as tenant, sub-tenant, leasee, sub-leasee or otherwise;

"limited-use version" has the meaning given to that term in NI 41-101;

"marketing materials" has the meaning given to that term in NI 41-101;

"Material Adverse Effect" means any fact, event, change, occurrence, or state of being which could reasonably be expected to have a material adverse effect on the business, affairs, capital, operations, properties, permits, assets, liabilities (absolute, accrued, contingent or otherwise) or condition (financial or otherwise) of Protech and the Material Subsidiaries considered on a consolidated basis, or any fact, event or change which would result in the Offering Documents containing a misrepresentation;

"Material Agreement" means any material note, indenture, mortgage or other form of indebtedness and any contract, commitment, agreement (written or oral), instrument, lease or other document, including licence agreements and agreements relating to Intellectual Property, to which the Company or its Subsidiaries are a party or otherwise bound and which is material to the Company or its Subsidiaries;

"Material Subsidiaries" means PHM Services Inc., PHM Logistics Corporation, Resource Medical, Inc., Resource Medical Group, LLC, Resource Medical Group of Charleston, LLC, Care Medical Partners LLC, Black Bear Medical Group, Inc., Black Bear Medical, Inc., Coastal Med-Tech Corp., Legacy Oxygen & Home Care Equipment, LLC, Patient-Aids, Inc. and Cooley Medical Equipment, Inc.;

"Money Laundering Laws" has the meaning given to that term in Section 7(1)(kkk);

"NCI System" has the meaning given to that term in Section 10(2);

"NI 41-101" means National Instrument 41-101 - General Prospectus Requirements;

"NI 43-101" means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

"NI 44-101" means National Instrument 44-101 - Short Form Prospectus Distributions;

"Offer Price" has the meaning given to that term in the first paragraph of this Underwriting Agreement;

"Offered Securities" has the meaning given to that term in the second paragraph of this Underwriting Agreement;

"Offered Units" has the meaning given to that term in the first paragraph of this Underwriting Agreement;

"Offering Documents" means, collectively, the Prospectuses, any Supplementary Material, and each U.S. Offering Memorandum;

"Offering Jurisdictions" means the Qualifying Jurisdictions, the United States, and those other jurisdictions outside Canada and the United States that are agreed to by the Company and the Co-Lead Underwriters, provided no prospectus filing, offering memorandum, registration statement requirement or comparable obligations arise in such other jurisdictions as a result of such offer or sale;

"OIG" has the meaning given to that term in Section 7(1)(qq)(iii);

"Over-Allotment Closing Date" means the third Business Day after each notice of exercise of the Over-Allotment Option is delivered to the Company, or any earlier or later date as may be agreed to in writing by the Company and the Co-Lead Underwriters, each acting reasonably;

"Over-Allotment Option" has the meaning given to that term in the second paragraph of this Underwriting Agreement;

"Over-Allotment Securities" has the meaning given to that term in the second paragraph of this Underwriting Agreement;

"Owned Intellectual Property" means Intellectual Property (i) created or developed by or on behalf of the Company or (ii) to which the Company has acquired, by purchase, assignment or other transfer, the unconditional, unrestricted, exclusive right to control or prevent any and all use of such Intellectual Property by others without the consent or approval of or payment to, any other person;

"Person" means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a Governmental Authority and every other form of legal or business entity of any nature or kind whatsoever;

"Preliminary Prospectus" has the meaning given to that term in the third paragraph of this Underwriting Agreement and for greater certainty includes all documents incorporated by reference therein;

"Preliminary Receipt" means the preliminary document issued by the BCSC, in its capacity as principal regulator, in accordance with National Policy 11-202, evidencing that a receipt has been issued in respect of the Preliminary Prospectus by each of the Securities Commissions;

"Private Placements" has the meaning given to that term in the seventh paragraph of this Underwriting Agreement;

"Private Placement Compensation Options" has the meaning given to that term in the eighth paragraph of this Underwriting Agreement;

"Prospectuses" means, collectively, the Preliminary Prospectus and the Final Prospectus;

"Public Disclosure Documents" means, collectively, all of the publicly available documents which have, or will have been filed by or on behalf of the Company on or prior to the date of the Final Receipt with the relevant Securities Commissions pursuant to the requirements of Canadian Securities Laws and the rules and policies of the TSXV, including all press releases, listing applications, material change reports, financial statements, management's discussions and analysis, information circulars, business acquisition reports and other documents that have been publicly disclosed by or on behalf of the Company and posted under the Company's profile on SEDAR;

"Qualified Institutional Buyer" means a "qualified institutional buyer" as defined in Rule 144A;

"Qualifying Jurisdictions" means, collectively, the Provinces of British Columbia, Alberta and Ontario;

"Rule 144A" means Rule 144A under the U.S. Securities Act;

"Sanctions" has the meaning given to that term in Section 7(1)(mmm);

"Securities Commissions" means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Selling Firms" has the meaning given to that term in Section 9(1)(a);

"Standard Listing Conditions" has the meaning given to that term in Section 3(4)(d) of this Underwriting Agreement;

"standard term sheet" has the meaning given to that term in NI 41-101;

"Subsidiaries" means any entity that is a subsidiary of the Company within the meaning of "subsidiary" set forth in the Business Corporations Act (British Columbia) and includes the Material Subsidiaries, and "Subsidiary" means any one of them;

"Supplementary Material" means, collectively, (i) any amendment or supplement to the Prospectuses, (ii) any amendment or supplement to the U.S. Offering Memorandum, (iii) any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of Protech under Applicable Securities Laws relating to the qualification for distribution of, inter alia, the Offered Securities (including, for greater certainty, any marketing material or, if applicable, template version thereof), or (iv) any other document, including each U.S. Offering Memorandum, that is delivered or intended to be delivered to a purchaser of Offered Securities and authorized by the Company (including, for greater certainty, any marketing material and any standard term sheet approved by the Company in accordance with Section 2(4));

"Tax Act" has the meaning given to that term in Section 7(1)(jjj);

"template version" has the meaning given to that term in NI 41-101;

"Time of Closing" means (i) 8:30 a.m. (Toronto time) on the Closing Date, or (ii) 8:30 a.m. (Toronto time) on each Over-Allotment Closing Date, as applicable, or (iii) any other time on the Closing Date or any Over-Allotment Closing Date as may be agreed to by the Company and the Co-Lead Underwriters;

"Transaction Documents" means, collectively, this Underwriting Agreement, the Warrant Indenture, the certificates, if any, representing the Warrants and the certificates representing the Compensation Options;

"Transfer Agent" means Computershare Investor Services Inc. in its capacity as transfer agent and registrar of the Common Shares at its principal office in the City of Vancouver, British Columbia;

"TSXV" means the TSX Venture Exchange;

"Underwriters" means has the meaning given to that term in the fifth paragraph of this Underwriting Agreement;

"Underwriting Fee" has the meaning given to that term in Section 12;

"United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"U.S. Affiliate" means the U.S. registered broker-dealer affiliate of an Underwriter;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Offering Memorandum" means each U.S. private placement memorandum, in a form and substance acceptable to the Underwriters, which has attached thereto a copy of the Preliminary Prospectus or the Final Prospectus, or any amendment or supplement thereto, delivered or to be delivered to purchasers of Offered Securities that are, or are acting for the account or benefit of, persons in the United States and U.S. Persons pursuant to the terms and conditions hereof;

"U.S. Person" means a "U.S. person" as that term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"U.S. Securities Laws" means all applicable securities legislation in the United States including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws;

"Warrant" has the meaning given to that term in the first paragraph of this Underwriting Agreement;

"Warrant Agent" means Computershare Trust Company of Canada in its capacity as warrant agent under the Warrant Indenture;

"Warrant Indenture" means the warrant indenture to be dated the Closing Date between the Company and the Warrant Agent, providing for the creation and issuance of the Warrants; and

"Warrant Shares" has the meaning given to that term in the first paragraph of this Underwriting Agreement.

(2)	Headings, etc. The division of this Underwriting Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Underwriting Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Underwriting Agreement.

(3)	Currency. Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

(4)	Knowledge. In this Underwriting Agreement a reference to "knowledge" of the Company means to the actual knowledge, after due inquiry, of Gregory Crawford or Hardik Mehta.

(5)	Information Relating to Underwriters. Where this Underwriting Agreement references information and statements relating solely to the Underwriters (and/or their U.S. Affiliates) and furnished by them in writing specifically for use in the Offering Documents, or any part thereof, the statements set forth under the heading "Plan of Distribution" in the Preliminary Prospectus, Final Prospectus or any Supplementary Material, and that relate to over-allotment and stabilization activities that may be undertaken by the Underwriters, constitute the only such information and statements.

2.	Filing of the Prospectuses and Qualification for Distribution

(1)	The Company shall prepare and, concurrent with the entering into of the Underwriting Agreement, file, the Preliminary Prospectus and all necessary related documents (in the English language) under Canadian Securities Laws, and obtain a Preliminary Receipt with respect to the Preliminary Prospectus dated not later than June 8, 2020.

(2)	The Company shall use its commercially reasonable efforts to satisfy all comments from Securities Commissions as soon as possible after receipt of such comments and the Company shall use its commercially reasonable efforts to prepare and file the Final Prospectus and all necessary related documents (in the English language) under Canadian Securities Laws as soon as possible and in any event no later than two Business Days after clearance from the Securities Commissions to file the Final Prospectus, and use its commercially reasonable efforts to obtain the Final Receipt with respect to the Final Prospectus, and shall have taken all other steps and proceedings that may be necessary to be taken by the Company in order to qualify the Offered Securities for distribution (or distribution to the public, as the case may be) in each of the Qualifying Jurisdictions by the Underwriters under the Canadian Securities Laws on such date.

(3)	During the distribution of the Offered Securities:

(a)	the Company shall prepare, in consultation with the Co-Lead Underwriters, any marketing materials (including any template version thereof) to be provided to potential investors of Offered Securities, and approve in writing any such marketing materials (including any template version thereof), as may reasonably be requested by the Underwriters no less than three (3) Business Days prior to its intended use, such marketing materials to comply with Canadian Securities Laws and to be acceptable in form and substance to the Underwriters and their counsel, acting reasonably;

(b)	Beacon shall, on behalf of the Underwriters, approve in writing any such marketing materials, as contemplated by and prepared in compliance with Canadian Securities Laws, prior to any marketing materials being provided to potential investors of Offered Securities and/or filed with the Securities Commissions; and

(c)	the Company shall: (i) file any such marketing materials (or any template version thereof) with the Securities Commissions as soon as reasonably practicable after such marketing materials are so approved in writing by the Company and Beacon, on behalf of the Underwriters, and in any event on or before the day the marketing materials are first provided to any potential investor in the Offered Securities; and (ii) remove or redact any comparables from any template version so filed, in compliance with NI 44-101, prior to filing such template version with the Securities Commissions (provided that a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Securities Commissions in compliance with NI 44-101 by the Company, and a copy thereof provided to the Underwriters as soon as practicable following such filing).

(4)	The Company and each Underwriter, on a several basis, covenants and agrees that, during the distribution of the Offered Securities, it will not provide any potential investor with any materials or information in relation to the distribution of the Offered Securities or the Company other than the Prospectuses, any Supplementary Material and the U.S. Offering Memorandum in accordance with this Underwriting Agreement, provided that: (i) any such materials that constitute marketing materials have been prepared, approved and filed in accordance with Section 2(3); and (ii) any such materials that constitute standard term sheets have been approved in writing by the Company and the Co-Lead Underwriters and have been prepared and are provided in compliance with Canadian Securities Laws, in each case only in the Qualifying Jurisdictions.

(5)	Notwithstanding Sections 2(3) and 2(4), following the preparation, approval and filing of a template version of marketing materials in accordance with Section 2(3), the Underwriters may provide a limited-use version of such template version to potential investors of Offered Securities in accordance with Canadian Securities Laws.

(6)	Until the earlier of the date on which: (i) the distribution of the Offered Securities is completed; or (ii) the Underwriters have exercised their termination rights pursuant to Section 13, the Company will use its commercially reasonable efforts to promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Canadian Securities Laws to continue to qualify the distribution of the Offered Securities or, in the event that the Offered Securities or any of them, have, for any reason, ceased to so qualify, to so qualify again such securities, as applicable, for distribution.

3.	Delivery of Offering Documents and Related Matters

(1)	The Company shall deliver without charge to the Underwriters, as soon as practicable and in any event within two (2) Business Days of the date of the filing of the Preliminary Prospectus or the Final Prospectus, as applicable, and thereafter from time to time during the distribution of the Offered Securities, in such cities in the Offering Jurisdictions as the Underwriters shall notify the Company, as many commercial copies of the Preliminary Prospectus, the Final Prospectus and each related U.S. Offering Memorandum, respectively, as the Underwriters may request for the purposes contemplated by the Applicable Securities Laws. The Company will similarly cause to be delivered to the Underwriters, in such cities in the Offering Jurisdictions as the Underwriters may request commercial copies of any Supplementary Material required or intended to be delivered to purchasers or prospective purchasers of the Offered Securities. Each delivery of the Prospectuses, each U.S. Offering Memorandum or any Supplementary Material will have constituted and will constitute the Company's consent to the use of the Prospectuses, each U.S. Offering Memorandum and any Supplementary Material by the Selling Firms for the distribution of the Offered Securities in the Offering Jurisdictions in compliance with the provisions of this Underwriting Agreement and Applicable Securities Laws.

(2)	Each delivery of the Prospectuses and any Supplementary Material to the Underwriters by the Company will constitute the representation and warranty of the Company to the Underwriters that (except for information and statements relating solely to the Underwriters and furnished by them specifically for use in the Prospectuses), at the respective times of delivery:

(a)	all information and statements contained in each of the Prospectuses and any Supplementary Material are true and correct, in all material respects, and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Company and the Offered Securities as required by Canadian Securities Laws; and

(b)	each of the Prospectuses and the Supplementary Material complies in all material respects with the requirements of Canadian Securities Laws pursuant to which it was filed.

(3)	Each delivery of the U.S. Offering Memorandum and any Supplementary Material to the Underwriters by the Company will constitute the representation and warranty of the Company to the Underwriters and the U.S. Affiliates that (except for information and statements relating solely to the Underwriters and the U.S. Affiliates and furnished by them specifically for use in the U.S. Offering Memorandum or Supplementary Material) at the respective times of delivery, such U.S. Offering Memorandum or Supplementary Material does not include any misrepresentation.

(4)	Protech will also deliver to the Underwriters without charge contemporaneously with, or prior to the filing of the Preliminary Prospectus or the Final Prospectus, as the case may be:

(a)	a copy of the Preliminary Prospectus or Final Prospectus, as the case may be, each manually signed on behalf of Protech by the Persons and in the form required by Canadian Securities Laws, including copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters (provided that any documents incorporated by reference therein which are publicly available on SEDAR shall be deemed to be delivered to the Underwriters);

(b)	a copy of any other document filed with, or delivered to, the Securities Commissions by Protech under Canadian Securities Laws in connection with the Offering;

(c)	a copy of the U.S. Offering Memorandum;

(d)	concurrently with the filing of the Final Prospectus, evidence satisfactory to the Underwriters, acting reasonably, of the approval (or conditional approval) of the listing and posting for trading on the TSXV of the Common Shares comprising the Offered Securities, the Warrant Shares and Compensation Shares, subject only to satisfaction by Protech of customary post-closing conditions imposed by the TSXV in similar circumstances (the "Standard Listing Conditions"); and

(e)	concurrently with the filing of the Final Prospectus, a "long-form" comfort letter dated the date of the Final Prospectus in form and substance acceptable to the Underwriters, acting reasonably, addressed to the Underwriters, from the auditor to the Company, and based on a review within a cut-off date of not more than two (2) Business Days prior to the date of the letter, with respect to financial and accounting information relating to the Company, included in the Final Prospectus or incorporated by reference therein, which letter shall be in addition to the auditor's report contained in the Final Prospectus.

(5)	Comfort letters and other documents substantially similar to those referred to in this section of this Underwriting Agreement will be delivered to the Underwriters and the Company, and their respective counsel, as applicable, with respect to any Supplementary Material, contemporaneously with, or prior to the filing or delivery of, any Supplementary Material.

4.	Material Changes During the Distribution of the Offered Securities

(1)	During the period from the date of this Underwriting Agreement to the completion of the distribution of the Offered Securities, Protech covenants and agrees to promptly inform the Underwriters at first orally, and then in writing, full particulars of:

(a)	any material change (whether actual, anticipated, threatened or contemplated) in respect of Protech considered on a consolidated basis;

(b)	any material fact (whether actual, anticipated, contemplated, threatened, or proposed) that has arisen or has been discovered and would have been required to have been stated in any of the Offering Documents had that fact arisen or been discovered on, or prior to, the date of the Offering Documents, as the case may be; and

(c)	any change (whether actual, anticipated, threatened, contemplated, or proposed by, to, or against) in any material fact (which for the purposes of this Underwriting Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) or any misstatement of any material fact contained in the Offering Documents, or the coming into existence of any new material fact;

in all cases which change or new material fact is, or could reasonably be expected to be, of such a nature as:

(d)	to render the Offering Documents, as they exist taken together in their entirety immediately prior to such change or new material fact, misleading or untrue in any respect or would result in any of such documents, as they exist taken together in their entirety immediately prior to such change or material fact, containing a misrepresentation;

(e)	could result in the Offering Documents, as they exist taken together in their entirety immediately prior to such change or material fact, not complying with any Applicable Securities Laws; or

(f)	could reasonably be expected to have a material effect on the market price or value of any of the Offered Securities or to constitute a Material Adverse Effect as it relates to the Company.

(2)	Protech shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable filings and other requirements under the Canadian Securities Laws as a result of such fact or change and shall prepare and will file or deliver promptly, any Supplementary Material, which, in the opinion of the Company and its counsel, acting reasonably, may be necessary, and will, until the distribution of the Offered Securities is complete, otherwise comply with all applicable filing, delivery and other requirements under Applicable Securities Laws arising as a result of such fact or change necessary to continue to qualify the Offered Securities for distribution in each of the Qualifying Jurisdictions.

(3)	The Company and the Underwriters acknowledge that if the Company is required by Canadian Securities Laws to prepare and file an amendment to the Final Prospectus at any time prior to the completion of the distribution of the Offered Securities, the Company will promptly prepare and file with the Securities Commissions any amendment or supplement thereto which in the opinion of the Underwriters and the Company, acting reasonably, may be necessary or advisable.

(4)	In addition, if, during the period from the date hereof to the later of (i) the Closing Date, (ii) the last Over-Allotment Closing Date, and (iii) the date of the completion of the distribution of the Offered Securities, it shall be necessary to file or deliver any Supplementary Material to comply with any Applicable Securities Laws, the Company shall, in co-operation with the Underwriters, make any such filing as soon as reasonably possible.

(5)	In addition to the provisions of Section 4(1) and Section 4(2), the Company will, in good faith, discuss with the Underwriters, any change, event, development or fact, to the knowledge of the Company, contemplated, anticipated, threatened, or proposed in Section 4(1) and Section 4(2) that is of such a nature that there may be reasonable doubt as to whether written notice should be given to the Underwriters under Section 4 of this Underwriting Agreement and will consult with the Underwriters with respect to the form and substance of any Supplementary Material proposed to be filed or delivered by the Company, it being understood and agreed that no such Supplementary Material will be filed by the Company with any Securities Commission or delivered to any purchaser or prospective purchaser until the Underwriters and their legal counsel have been given a reasonable opportunity to review and approve such material, acting reasonably.

5.	Due Diligence

Prior to the Time of Closing, and, if applicable, prior to the filing or delivery of any Supplementary Material, the Underwriters, their legal counsel, and technical consultants will be provided with timely access to all information required to permit them to conduct a full due diligence investigation of the Company and its business operations, properties, assets, affairs, prospects and financial condition. In particular, the Underwriters shall be permitted to conduct all due diligence that they may reasonably require in order to fulfil their obligations under Applicable Securities Laws and, in that regard, Protech will make available to the Underwriters, their legal counsel and any technical consultants, on a timely basis, all corporate and operating records, contracts, financial information, budgets, key officers, and other relevant information necessary in order to complete the due diligence investigation of the Company and its business, properties, assets, affairs and financial condition for this purpose and, without limiting the scope of the due diligence inquiries the Underwriters may conduct, Protech will participate in one or more due diligence sessions to be held prior to the filing of the Final Prospectus and prior to the Time of Closing at which management of the Company, the Company's auditor and the Company's legal counsel shall participate. All information provided by the Company to the Underwriters and their counsel will be used only in connection with this Offering. It shall be a condition precedent to (i) the Underwriters' execution of any certificate in any Offering Document that the Underwriters be satisfied as to the form and substance of the document, and (ii) the delivery of each U.S. Offering Memorandum to any purchaser or prospective purchaser that the Underwriters and their U.S. Affiliates be satisfied as to the form and substance of such document.

6.	Conditions of Closing

The Underwriters' obligations under this Underwriting Agreement to purchase the Offered Units, or to purchase any Over-Allotment Securities following any and all exercises of the Over-Allotment Option, are conditional upon and subject to:

(1)	Canadian Legal Opinion. The Underwriters receiving at the Time of Closing on the Closing Date a favourable legal opinion dated the applicable Closing Date, from DLA Piper (Canada) LLP, legal counsel to the Company, who may rely on, or alternatively provide directly to the Underwriters, the opinions of local counsel acceptable to counsel to the Underwriters, acting reasonably, as to the qualification of the Offered Securities for sale to the public and as to other matters governed by the laws of jurisdictions in Canada other than the provinces in which they are qualified to practice and may rely as to matters of fact on certificates of officers, public and exchange officials or of the auditor or transfer agent of the Company, to the effect set forth below:

(a)	the Company was incorporated and is existing under the Business Corporations Act (British Columbia) and has the corporate capacity and power to own and lease its properties and assets and to conduct its business as contemplated in the Prospectuses, and to carry out the Offering and transactions contemplated under this Underwriting Agreement and the Warrant Indenture and to perform its obligations hereunder and thereunder, respectively;

(b)	the authorized and issued share capital of the Company;

(c)	all necessary corporate action having been taken by the Company to authorize the execution and delivery of the Transaction Documents and the performance of its obligations hereunder and thereunder, respectively;

(d)	the Company has all necessary corporate power and capacity to issue and sell the Offered Securities; all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Offering Documents and the filing thereof with the Securities Commissions and the TSXV;

(e)	the Transaction Documents having been duly executed and delivered by the Company and constitute, a legal, valid and binding obligation of, and being enforceable against, the Company in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions and qualifications including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in the Transaction Documents may be limited by applicable law;

(f)	the execution and delivery by the Company of the Transaction Documents, and the fulfilment of the terms thereof by the Company not constituting or resulting in a breach of or a default under, and not creating a state of facts which, after notice or lapse of time or both, will constitute or result in a breach of, and will not conflict with, any of the terms, conditions or provisions of the articles or by-laws of the Company or any applicable law of the province of British Columbia and the federal laws of Canada applicable therein;

(g)	all necessary corporate action having been taken by the Company to authorize the creation, issuance and delivery of the Offered Securities and the Compensation Options;

(h)	the rights, privileges, restrictions and conditions attaching to the Offered Securities are accurately summarized in all material respects in the Final Prospectus;

(i)	all documents required to be filed or delivered by the Company and all proceedings required to be taken by the Company under Canadian Securities Laws having been filed or delivered and taken and all approvals, permits and consents of the appropriate regulatory authority in each of the Qualifying Jurisdictions have been obtained by the Corporation in order to qualify the distribution of the Offered Securities and the Compensation Options in each of the Qualifying Jurisdictions through investment dealers or brokers registered under the Canadian Securities Laws who have complied with the relevant provisions thereof and the terms of their registration;

(j)	the Offering Documents having been duly authorized and executed by the Company;

(k)	the Common Shares comprising the Offered Securities, the Warrant Shares and the Compensation Shares having been conditionally approved for listing on the TSXV, subject only to the Standard Listing Conditions;

(l)	(i) upon full payment therefor and the issue thereof, the Common Shares and Warrants comprising the Offered Units, the Warrant Shares and the Compensation Shares being validly issued by the Company, and in the case of the Common Shares, Warrant Shares and Compensation Shares, as fully paid and non-assessable shares in the capital of the Company, and (ii) the Over-Allotment Securities will, upon exercise of the Over-Allotment Option and payment of the applicable offer price for the Over-Allotment Securities, be validly issued by the Company, and in the case of the Common Shares, Warrant Shares and Compensation Shares, will be fully paid and non-assessable securities in the capital of the Company as applicable;

(m)	Computershare Investor Services Inc. has been appointed as the transfer agent and registrar for the Common Shares;

(n)	Computershare Trust Company of Canada has been appointed as the trustee under the Warrant Indenture;

(o)	the Company being a reporting issuer (or the equivalent) in the Qualifying Jurisdictions, and not being included on a list of defaulting reporting issuers maintained by the Securities Commissions that maintain such lists; and

(p)	the statements under the heading "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations" in the Final Prospectus in so far as they purport to describe the provisions of the laws referred to therein, are fair and accurate summaries of the matters discussed therein;

in a form and substance acceptable to the Underwriters' counsel, acting reasonably;

(2)	United States Opinion. The Underwriters receiving at the Time of Closing on the Closing Date and the Over-Allotment Closing Date, as applicable, a favourable legal opinion from United States legal counsel to the Company, dated the Closing Date or Over-Allotment Closing Date, as applicable, in form and substance acceptable to the Underwriters' counsel, acting reasonably, to the effect that it is not necessary in connection with the offer and sale of the Offered Securities to, or for the account or benefit of, persons in the United States and U.S. Persons in the manner contemplated herein, to register the Offered Securities under the U.S. Securities Act, it being understood that no opinion is expressed as to any subsequent resale of any Offered Securities (including the Common Shares and Warrants comprising the Offered Units) or Warrant Shares issuable upon exercise of any Warrants;

(3)	Material Subsidiaries Opinion. The Underwriters receiving at the Time of Closing on the Closing Date a favourable legal opinion from counsel to the Company, dated the applicable Closing Date, in form and substance acceptable to the Underwriters' counsel, acting reasonably, as to: (i) the incorporation and existence of the Material Subsidiaries; (ii) the corporate power and authority of each Material Subsidiary to carry on its respective business as presently carried on and to own its assets and properties; and (iii) as to the registered ownership of the issued and outstanding shares of the Material Subsidiaries;

(4)	Officer's Certificate of Protech. The Underwriters having received at the Time of Closing on the Closing Date, a certificate dated such date signed by the Chairman and Chief Executive Officer, the President or the Chief Financial Officer of Protech or another officer acceptable to the Underwriters in form and substance acceptable to the Underwriters with respect to:

(a)	the constating documents of Protech;

(b)	the resolutions of the directors of Protech relevant to the Offering, the allotment and sale of the Offered Securities, the Compensation Option, the authorization of this Underwriting Agreement, and the other agreements and transactions contemplated by this Underwriting Agreement; and

(c)	the incumbency and signatures of signing officers of Protech;

(5)	Certificates of Status. The Underwriters having received at the applicable Time of Closing, a Certificate of Status and/or compliance (or the equivalent), where issuable under applicable law, for Protech and the Material Subsidiaries, each dated within two (2) days of the applicable date;

(6)	Lock-Up Agreements. The Company having delivered to the Underwriters, at the Time of Closing on the Closing Date, executed agreements of the directors and senior officers of the Company in favour of the Underwriters as contemplated by Section 8(h);

(7)	Closing Certificate of Protech. Protech having delivered to the Underwriters, at the applicable Time of Closing, a certificate dated the date on which such Time of Closing occurs, addressed to the Underwriters and signed by the Chairman and Chief Executive Officer or the President and the Chief Financial Officer of the Company, certifying for and on behalf of Protech, and not in their personal capacities, after having made due inquiries, with respect to the following matters:

(a)	Protech having complied in all material respects with all the covenants and satisfied all the terms and conditions of this Underwriting Agreement on its part to be complied with and satisfied at or prior to such Time of Closing;

(b)	as at the Time of Closing, no order, ruling or determination (including any stop order) having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Offered Securities or any of the Company's issued securities, and no proceeding for such purpose being pending or, to the knowledge of such officers, threatened by any securities regulatory authority or the TSXV;

(c)	subsequent to the date of this Underwriting Agreement, there having not occurred a material change, or any change or development that could reasonably be expected to result in a Material Adverse Effect in respect of the Company, or the coming into existence or discovery of a new material fact, other than as disclosed in the Final Prospectus or any Supplementary Material, as the case may be;

(d)	the representations and warranties of Protech contained in this Underwriting Agreement, any Ancillary Documents and in any certificates of Protech delivered pursuant to or in connection with this Underwriting Agreement, being true and correct in all material respects (or, if qualified by materiality, in all respects) as at such Time of Closing, with the same force and effect as if made on and as at such Time of Closing, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, if qualified by materiality, in all respects), as of such date, after giving effect to the transactions contemplated by this Underwriting Agreement; and

(e)	that the Final Prospectus does not contain a misrepresentation and constitutes full, true and plain disclosure of all material facts relating to the Offered Securities and that the final U.S. Offering Memorandum as of its date and as of the Closing Date, did not and does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading within the meaning of the U.S. Exchange Act;

(8)	Certificate of Transfer Agent. The Underwriters having received, at the Time of Closing, a certificate from the transfer agent of the Company as to the number of Common Shares issued and outstanding as at a date no more than two (2) Business Days prior to the Closing Date;

(9)	TSXV Approval. Protech having delivered to the Underwriters evidence of the approval (or conditional approval) of the listing and posting for trading of the Common Shares comprising the Offered Securities, the Warrant Shares and the Compensation Shares on the TSXV, subject only to satisfaction by Protech of Standard Listing Conditions;

(10)	No Termination. The Underwriters not having exercised any rights of termination set forth in Section 13;

(11)	Bring Down Auditor Comfort Letter. Protech having caused the Company's auditor to deliver to the Underwriters a comfort letter, dated the applicable Time of Closing, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to the date which is two (2) Business Days prior to the applicable Time of Closing, the information contained in the comfort letter referred to in Section 3(4)(g) hereof;

(12)	No Cease Trade Order. At each Time of Closing, the Company is not the subject of a cease trading order made by any securities regulatory authority or other competent authority which has not been rescinded; and

(13)	Transaction Documents. The Transaction Documents shall have been executed and delivered by the parties thereto in form and substance satisfactory to the Underwriters and their counsel, acting reasonable.

7.	Representations and Warranties of Protech

(1)	The Company represents and warrants to the Underwriters as of the date hereof, and acknowledges that each of them is relying upon such representations and warranties in connection with the Offering, that:

(a)	Good Standing, Capacity and Corporate Power of the Company. The Company: (i) has been duly incorporated, amalgamated, continued or organized and is validly existing as a company in good standing under the laws of its jurisdiction of incorporation, amalgamation, continuation or organization, and has the corporate power, capacity and authority to own, lease and operate its property and assets, to conduct its business as now conducted and as currently proposed to be conducted, to issue and sell the Offered Securities and to execute, deliver and perform its obligations under the Transaction Documents and to carry out the transactions contemplated therein; and (ii) where required, has been duly qualified as an extra-provincial or foreign corporation for the transaction of business and is in good standing under the laws of each jurisdiction in which it owns or leases property, or conducts any business unless, in each case, the failure to so qualify in any such jurisdiction would not, individually or in the aggregate, have a Material Adverse Effect;

(b)	Subsidiaries. Other than the Subsidiaries, the Company has no subsidiaries and no investment in any person which is or would be material to the business and affairs of the Company. The Material Subsidiaries are the only subsidiaries of the Company that are material to the Company (taken as a whole), including with respect to the generation of revenues and the ownership of Intellectual Property. All of the issued and outstanding shares in the capital of the Subsidiaries have been duly authorized and validly issued, are fully paid and the Company is the direct or indirect registered and beneficial owner of all of the issued and outstanding shares of each Subsidiary, in each case free and clear of all Encumbrances or adverse interests whatsoever, and no person, firm, corporation or entity has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company or any Subsidiary of any of the shares or other securities of any Subsidiary and none of the outstanding securities of the Subsidiaries were issued in violation of the pre-emptive or similar rights of any security holder of such subsidiary;

(c)	Good Standing, Capacity and Corporate Power of the Subsidiaries. Each Subsidiary: (i) has been duly incorporated, amalgamated, continued or organized and is validly existing as a company in good standing under the laws of its jurisdiction of incorporation, amalgamation, continuation or organization and has the corporate power, capacity and authority to own, lease and operate its property and assets, to conduct its business as now conducted and as currently proposed to be conducted and to carry out the provisions hereof; and (ii) where required, has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases property, or conducts any business and is not precluded from carrying on business or owning property in such jurisdictions by any other commitment, agreement or document and is current and up-to-date with all material filings required to be made;

(d)	Dissolution or Liquidation. No proceedings have been taken, instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation of the Company or the Subsidiaries;

(e)	Authorized Capital. The authorized capital of the Company consists of an unlimited number of Common Shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares of which as at the date hereof, 84,165,779 Common Shares are issued and outstanding as fully paid and non-assessable and no preferred shares are issued and outstanding;

(f)	Convertible Securities. As of the date hereof, except for (ii) below, which shall be as at March 31, 2020, other than (i) pursuant to the provisions of this Underwriting Agreement, (ii) outstanding incentive stock options exercisable for an aggregate of 11,219,858 Common Shares, (iii) outstanding warrants to purchase an aggregate of 886,455 Common Shares, and (iv) the Convertible Debentures, no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of the Company or has any agreement, warrant, option, right or privilege (whether at law, pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities (including convertible securities) or warrants of the Company;

(g)	Voting Control. The Company and the Subsidiaries are not party to any agreement, nor is the Company or the Subsidiaries aware of any agreement, which in any manner affects the voting control of any of the securities of the Company or the Subsidiaries;

(h)	Shareholders Rights Plan. The Company does not have in place a shareholder rights protection plan and neither the Company, nor to the Company's knowledge, any of its shareholders is a party to any shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Company;

(i)	Minute Books and Records. The minute books and records of each of the Company and the Subsidiaries made available to counsel for the Underwriter in connection with its due diligence investigation of the Company and the Subsidiaries for the periods from its date of incorporation to the date of examination thereof are all of the minute books and material records of the Company and the Subsidiaries and contain copies of all material proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of the Company and the Subsidiaries to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committees of the board of directors of the Company and the Subsidiaries to the date of review of such corporate records and minute books not reflected in such minute books and other records;

(j)	Governmental Licences. (A) the Company and each of the Subsidiaries possesses such permits, certificates, licences, approvals, registrations, qualifications, consents and other authorizations (collectively, "Governmental Licences") issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by it in all jurisdictions in which it carries on business, that are material to the conduct of the business of the Company and the Subsidiaries (as such business is currently conducted); (B) the Company and each Subsidiary is in material compliance with the terms and conditions of all such Governmental Licences; (C) all of such Governmental Licences are in good standing, valid and in full force and effect; (D) neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation, suspension, termination or modification of any such Governmental Licences, and there are no facts or circumstances, including without limitation facts or circumstances relating to the revocation, suspension, modification or termination of any Governmental Licenses held by others, known to the Company, that could lead to the revocation, suspension, modification or termination of any such Governmental License; (E) neither the Company nor any Subsidiary is in material default with respect to filings to be effected or conditions to be fulfilled in order to maintain such Governmental Licenses in good standing; (F) none of such Governmental Licenses contains any term, provision, condition or limitation which has or would reasonably be expected to affect or restrict in any material respect the operations or the business of the Company or any Subsidiary as now carried on or proposed to be carried on; and (G) neither the Company nor any Subsidiary has reason to believe that any party granting any such Governmental Licenses is considering limiting, suspending, modifying, withdrawing or revoking the same;

(k)	Conducting Business in Compliance. The Company and each Subsidiary (i) have conducted and are each conducting their business in compliance in all material respects with all Applicable Laws of each jurisdiction in which its business is carried on or in which its services are provided and has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such Applicable Laws, (ii) are not in breach or violation of any judgment, order or decree of any Governmental Authority or court having jurisdiction over the Company or any Subsidiary, as applicable, and (iii) hold all, and are not in breach of any, Governmental Licences that enable its business to be carried on as now conducted;

(l)	Pending Changes to Applicable Law. Except for information in the public domain relating to the regulatory regime governing the healthcare industry in the United States, the Company and the Subsidiaries are not aware of any pending change or contemplated change to any Applicable Law or regulation or governmental position that would materially affect the business of the Company or the Subsidiaries or the business or legal environment under which the Company or the Subsidiaries operate;

(m)	Reporting Issuer Status and Foreign Private Issuer Status. The Company is a "reporting issuer", or the equivalent thereof, in the Provinces of British Columbia, Alberta and Quebec and is not included on a list of defaulting reporting issuers maintained by any of the Securities Commissions. The Company is not currently in default of any requirement of the Applicable Securities Laws of such jurisdictions in any material respect and in particular, without limiting the foregoing, the Company has at all times complied with its obligations to make timely disclosure of all material changes and material facts relating to it and there is no material change or material fact relating to the Company or the Subsidiaries which has occurred and with respect to which the requisite news release has not been disseminated and/or material change report, as applicable, has not been filed with the Securities Commissions in the provinces of British Columbia, Alberta and Quebec. All filings and fees required to be made and paid by the Company and the Subsidiaries pursuant to all Applicable Laws have been made and paid. The Company is a "foreign issuer" as that term is defined in Rule 902(e) of Regulations S of the U.S. Securities Act and it has neither a class of securities registered pursuant to Section 12 of the U.S. Exchange Act nor a reporting obligations pursuant to Section 15(d) of the U.S. Exchange Act;

(n)	Continuous Disclosure. Other than as disclosed to the Underwriters, the Company is in compliance in all material respects with its timely disclosure obligations under Applicable Securities Laws and, without limiting the generality of the foregoing since September 30, 2019, there has not occurred a Material Adverse Effect which has not been publicly disclosed. All information which has been prepared by the Company relating to the Company and the Subsidiaries and their respective business, property and liabilities and either publicly disclosed (including each Public Disclosure Document required to be filed on SEDAR pursuant to continuous and timely disclosure requirements under Applicable Securities Laws) or provided to the Underwriters (including all financial, marketing, sales and operational information provided to the Underwriters), is as of the date of such information, true and correct in all material respects, does not contain any misrepresentations and no material facts or facts have been omitted therefrom which would make such information misleading and the Company is not aware of any circumstances presently existing under which a material liability is or could reasonably be expected to be incurred under secondary market liability disclosure provisions under Applicable Securities Laws. The Company has not filed any confidential material change reports with any of the Securities Commissions that is still maintained on a confidential basis;

(o)	Forward-looking Information. All forward-looking information and statements of the Company contained in the Public Disclosure Documents, including any forecasts and estimates, expressions of opinion, intention and expectation have been based on assumptions that are reasonable in the circumstances, complies in all material respects with Applicable Securities Laws, and the Company has updated such forward-looking information and statements as required by and in compliance with Applicable Securities Laws;

(p)	Adverse Material Change. There has been no adverse material change to the Company or the Subsidiaries (actual or proposed, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (absolute, accrued, contingent or otherwise) or capital stock or long term debt of the Company or the Subsidiaries on a consolidated basis since September 30, 2019 which has not been generally disclosed to the public and, in all material respects, the business of the Company and the Subsidiaries have been carried on in the usual and ordinary course consistent with past practice since September 30, 2018 to the extent that such past practice is consistent with the current business direction of the Company and the Subsidiaries;

(q)	Freedom to Compete and Move Assets. Except pursuant to Section 9.1 of a debenture indenture dated March 7, 2019 between the Company and the Warrant Agent in respect of the Convertible Debentures, the Company and the Subsidiaries are not a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company or the Subsidiaries to compete in any line of business, transfer or move any of its assets or operations or which has or could reasonably be expected to have a Material Adverse Effect;

(r)	Material Agreements. All of the Material Agreements of the Company and of the Subsidiaries have been disclosed in the Public Disclosure Documents and each Material Agreement is legal, valid, binding and in full force and effect and is enforceable by the Company or the Subsidiary, as applicable, in accordance with its terms subject to customary qualifications, including that enforcement thereof may be limited by bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and the qualification that the enforceability of rights of indemnity and contribution may be limited by Applicable Law. Neither the Company nor the Subsidiaries, nor to the knowledge of the Company, any other person, is in default in the observance or performance of any term, covenant or obligation to be performed by it under any Material Agreement which would have a Material Adverse Effect and no event has occurred which with notice or lapse of time or both would constitute such a default and all such contracts, agreements and arrangements are in good standing. None of the Company or any of the Subsidiaries has received any notice (whether written or oral), that any party to a Material Agreement intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or with any of the Subsidiaries, which would have a Material Adverse Effect and, to the knowledge of the Company, no such action has been threatened;

(s)	Ownership Interests. The Company and each Subsidiary is the absolute legal and beneficial owner, and has good and valid title to, all of the material property or assets thereof as described in the Public Disclosure Documents free and clear of all Encumbrances and defects of title except Encumbrances filed in the ordinary course or such as are not material, individually or in the aggregate, to the Company or any Subsidiary, and (A) no other material property or assets are necessary for the conduct of the business of the Company or any Subsidiary as currently conducted, (B) the Company has no knowledge of any claim or the basis for any claim that might or could materially and adversely affect the right of the Company or any Subsidiary to use, transfer or otherwise exploit such property or assets, and (C) neither the Company nor the Subsidiary has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property and assets thereof;

(t)	Purchases and Sales. Neither the Company nor the Subsidiaries has approved, has entered into any agreement in respect of, or has any knowledge of:

(i)	the purchase of any of its business assets or any interest therein, or the sale, transfer or other disposition of any of its business assets or any interest therein currently owned, directly or indirectly, by the Company or the Subsidiaries whether by asset sale, transfer of shares, or otherwise;

(ii)	the change of control (by sale or transfer of common shares or sale of all or substantially all of the assets of the Company or the Subsidiaries or otherwise) of the Company or the Subsidiaries; or

(iii)	a proposed or planned disposition of common shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding common shares or common shares of the Subsidiaries;

(u)	Real and Leased Property. The Company owns no real property. With respect to each of the Leased Premises, the Company and the Subsidiaries occupy the Leased Premises, have the right to occupy and use the Leased Premises and each of the leases pursuant to which the Company and the Subsidiaries occupy the Leased Premises is in good standing in all material respects and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Underwriting Agreement and the completion of the transactions described herein by the Company and the Subsidiaries, will not afford any of the parties to such leases or any other person the right to terminate such lease or the Company's or any of the Subsidiaries' right to occupy and use the Leased Premises or, result in any additional or more onerous obligations under such leases. Neither the Company nor any of the Subsidiaries has received any notice or other communication from the owner or manager of any of the Leased Premises that the Company or any of the Subsidiaries is not in compliance with any term or condition of any such real property lease, and to the best knowledge of the Company no notice or other communication is pending or has been threatened;

(v)	Financial Statements. The Company Financial Information: (i) have been prepared in accordance with Applicable Securities Laws and IFRS, applied on a consistent basis throughout the periods referred to therein, except as otherwise disclosed therein; and (ii) present fairly, in all material respects, the financial position and condition of the Company and the Subsidiaries on a consolidated basis as at the dates thereof and the results of its operations and the changes in its shareholder's equity and cash flows for the periods then ended, and do not contain a misrepresentation;

(w)	Off-Balance Sheet Transactions. There are no off-balance sheet transactions, arrangements, obligations or liabilities of the Company or its Subsidiaries whether direct, indirect, absolute, contingent or otherwise which are required to be disclosed and are not disclosed or reflected in the Company Financial Information;

(x)	Accounting Policies. There has been no change in accounting policies or practices of the Company or its Subsidiaries since September 30, 2019, other than the adoption of certain additional IFRS measures as disclosed in the Company Financial Information;

(y)	Accounting Controls. The Company has established and maintains a system of disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in Applicable Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under Applicable Securities Laws is accumulated and communicated to the Company's management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. The Company and the Subsidiaries maintain, and will maintain, a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; and (iii) access to assets is permitted only in accordance with management's general or specific authorization. To the knowledge of the Company, there is no material weakness relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company. To the knowledge of the Company, none of the Company, any of its Subsidiaries, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters;

(z)	Audit Committee's Responsibilities. The audit committee's responsibilities comply with National Instrument 52-110 - Audit Committees;

(aa)	Independent Accountants. The auditors who audited the annual Company Financial Information and who provided their audit report thereon are a participating audit firm within the meaning of Applicable Securities Laws and are independent pursuant to the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario;

(bb)	Reportable Event. There has not been a "reportable event" (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with the present or former auditors of the Company and the auditors of the Company have not provided any material comments or recommendations to the Company regarding its accounting policies, internal control systems or other accounting or financial practices that have not been implemented by the Company;

(cc)	Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged, and the Company has no reason to believe that it will not be able to renew the existing insurance coverage of the Company and the Subsidiaries as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not, individually or in the aggregate, have a Material Adverse Effect, and such coverage is in full force and effect, and the Company and the Subsidiaries have not breached the terms of any policies in respect thereof or failed to promptly give any notice or present any material claim thereunder;

(dd)	Taxes. The Company and each Subsidiary has duly and on a timely basis filed all foreign, federal, state, provincial and municipal tax returns required to be filed by it, has paid all taxes due and payable by the Company and the Subsidiaries, respectively, and has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which are claimed by any Governmental Authority to be due and owing, except where the failure to pay would not, individually or in the aggregate, have a Material Adverse Effect, and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Company or by any Subsidiary; there are no actions, suits, proceedings, investigations or claims pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary in respect of taxes, governmental charges or assessments; and there are no matters under discussion with any Governmental Authority relating to taxes, governmental charges or assessments asserted by any such authority. The Company and each of the Subsidiaries have established on their books and records reserves that are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Company or any of the Subsidiaries, and, to the knowledge of the Company, there are no audits pending of the tax returns of the Company or any of the Subsidiaries (whether federal, state, provincial, local or foreign) and there are no claims which have been or may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any Governmental Authority of any deficiency that could, individually or in the aggregate, result in a Material Adverse Effect;

(ee)	Dividends. During the previous 12 months, the Company has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its common shares or securities or agreed to do any of the foregoing. Except pursuant to Section 6.8 of a debenture indenture dated March 7, 2019 between the Company and the Warrant Agent in respect of the Convertible Debentures, there is not, in the constating documents, articles or in any Material Agreement or other instrument or document to which the Company or the Subsidiaries is a party, any restriction upon or impediment to, the declaration or payment of dividends by the directors of the Company or the payment of dividends by the Company to the holders of its Common Shares;

(ff)	Insider Interest in Transactions. Other than six separate lease agreements with Gregory Crawford, as disclosed in the Company Financial Information, none of the directors, executive officers or shareholders who beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the outstanding common shares of the Company or securities exchangeable for more than 10% of any class of securities of the Company, or any known associate or affiliate of any such person, has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Company which, as the case may be, materially affects, is material to or will materially affect the Company and its Subsidiaries (taken as a whole). The Company and the Subsidiaries do not have any loans or other indebtedness (excluding accounts payable) outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at "arm's length" (as such term is defined in the Tax Act);

(gg)	Directors and Officers. To the best of the Company's knowledge, none of the directors or officers of the Company are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange;

(hh)	Litigation. Except as disclosed to the Underwriters, none of the Company or any Subsidiary has been served with or otherwise received notice of any legal or governmental proceedings or investigations and there are no legal or governmental proceedings or investigations (whether or not purportedly on behalf of the Company) pending to which the Company or any Subsidiary is a party or of which any property or assets of the Company or any Subsidiary is the subject which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect, or which might reasonably be expected to materially and adversely affect the consummation by the Company of the transactions contemplated by this Underwriting Agreement and no such proceedings have been threatened or contemplated by any Governmental Authority or any other parties. There are no judgments against the Company or the Subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which the Company or the Subsidiaries is subject;

(ii)	Cease Trade Order. The issued and outstanding Common Shares are listed and posted for trading solely on the TSXV, the Company is in the process of applying to list the Common Shares underlying the Offered Securities, the Warrant Shares and the Compensation Shares on the TSXV and no order ceasing or suspending trading in any securities of the Company or the trading of any of the Company's issued securities is currently outstanding and no proceedings for such purpose are threatened, or to the knowledge of the Company, pending;

(jj)	Delisting. Neither the Company nor the Subsidiaries have taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the TSXV and the Company is currently in material compliance with the rules and regulations of the TSXV;

(kk)	Bribery. The Company, its Subsidiaries and each of their directors and officers are familiar with anti-bribery and anti-corruption laws and regulations applicable in any jurisdiction in which they are located or conducting business (collectively "Applicable Anti-Corruption Laws and Regulations"). The Company, its Subsidiaries, and to the knowledge of the Company, its directors, officers, employees, consultants, representatives and agents of the foregoing as it relates to the Company: (a) have conducted all transactions, negotiations, discussions and dealings in full compliance with Applicable Anti-Corruption Laws and Regulations; and (b) have not made any offer, payment, promise to pay, or authorization of payment of money or anything of value to any government official, or any other person while having reasonable grounds to believe that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to a government official, for the purpose of (i) assisting the parties in obtaining, retaining or directing business; (ii) influencing any act or decision of a government official in his, her or its official capacity; (iii) inducing a government official to do or omit to do any act in violation of his, her or its lawful duty, or to use his, her or its influence with a government or instrumentality thereof to affect or influence any act or decision of such government or department, agency, instrumentality or entity thereof; or (iv) securing any improper advantage. The Company, its Subsidiaries, and to the knowledge of the Company, its directors, officers, employees, consultants, representatives and agents of the foregoing as it relates to the Company: (a) have not entered into any healthcare reimbursement fee-splitting arrangement with any actual or potential patient, health care provider, business partner, governmental employee or other person in a position to assist or hinder the Company and/or the Subsidiaries in violation of Applicable Law; (b) have not (i) made any payment for, or agreed to make any payment for, any goods, services, or property in excess of fair market value; (ii) made or caused to be made a false statement or representation of a material fact in any application for any benefit or payment under any Health Care Program; (iii) made or caused to be made any false statement or representation of a material fact for use in determining rights to any benefit or payment under any Health Care Program; (iv) presented or caused to be presented a claim for reimbursement for services under any Health Care Program that is for an item or service that is known or should be known to be: (I) not provided as claimed, (II) not provided in accordance with Applicable Law, or (III) false or fraudulent; (v) failed to disclose knowledge of the occurrence of any event materially affecting the initial or continued right to any benefit or payment under any Health Care Program; (vi) offered, paid, solicited, or received any remuneration (including any kickback, bribe or rebate), overtly or covertly, in cash or in kind: (I) in return for referring an individual to the Company or any Subsidiary for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part by any Health Care Programs or third party payer, or (II) in return for purchasing, leasing or ordering any good, facility, service, or item for which payment may be made in whole or in part by any Health Care Program or any third party payer, that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Neither the Company nor the Subsidiaries nor to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded the Company, a Subsidiary or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws;

(ll)	Previous Acquisitions. All previous acquisitions completed by the Company or any of the Subsidiaries of any securities, businesses, assets or products of any other entity have been fully and properly disclosed in the Public Disclosure Documents, were completed in compliance with all Applicable Laws and Applicable Securities Laws and all necessary corporate and regulatory approvals, consents, authorizations, registrations, and filings required in connection therewith were obtained and complied with; the Company or the Subsidiaries, as the case may be, conducted all due diligence procedures in connection with such previous acquisitions as are standard and customary for transactions of such nature;

(mm)	Operations of Business and Title to Business Assets. All material activities conducted by the Company and/or its Subsidiaries are truly and accurately described, in all material respects, in the Public Disclosure Documents and comprise all of the material business activities of the Company and the Subsidiaries, on a consolidated basis. The Company and the Subsidiaries have good, valid and marketable title to and have all necessary rights in respect of all of their business assets as owned, leased, licensed, loaned, operated or used by them or others in the operation of the business, or over which they have rights, free and clear of liens, and no other rights or business assets are necessary for the conduct of the business of the Company or the Subsidiaries as currently conducted or as proposed to be conducted except for Encumbrances on property or assets leased by the Company or its Subsidiaries;

(nn)	Research and Development. All research and development activities, including testing, quality assurance, training programs and research and analysis activities, conducted by the Company and its Subsidiaries in connection with their business is being conducted in accordance with standard industry practices and in compliance with all industry, safety, management and training standards applicable to the business of the Company and its Subsidiaries, all such systems, procedures and practices, including qualified technical and engineering personnel, required in connection with such activities are in place as necessary and are being complied with;

(oo)	Business Operations. To the knowledge of the Company: (i) all material agreements with third parties (including all suppliers, vendors, distributors and customers) for the provision/supply or sale of equipment, technologies, products or services in connection with the business of the Company and the Subsidiaries have been entered into and are being performed in compliance with their terms; and (ii) the Company and its Subsidiaries have all necessary access to the requisite supplies of technology products, which meet quantity and quality specifications required in order to ensure timeliness of product delivery and otherwise to conduct their business as currently conducted or proposed to be conducted;

(pp)	Business Relationships. There exists no actual or, to the knowledge of the Company, threatened termination, cancellation or limitation of, or any material adverse modification or material change in, the business relationship of the Company or the Subsidiaries, with any supplier, vendor, distributor or customer, or any group of suppliers, vendors, distributors or customers whose business with or whose inventories or purchases provided to the business of the Company or the Subsidiaries are individually or in the aggregate material to the assets, business, properties, operations or financial condition of the Company or the Subsidiaries. All such business relationships are intact and mutually cooperative, and there exists no condition or state of fact or circumstances that would prevent the Company or the Subsidiaries from conducting such business with any such supplier, vendor, distributor or customer, or group of suppliers, vendors, distributors or customers in the same manner in all material respects as currently conducted or proposed to be conducted;

(qq)	The Healthcare Programs and Third Party Payers.

(i)	The Company and each Subsidiary has complied with all laws, rules, regulations, standards, policies and procedures of the Health Care Programs applicable to the Company and the Subsidiaries, and has filed all claims, invoices, returns, cost reports and other forms (including, but not limited to all enrollment forms, CMS-855 forms and other documentation required to participate in any Health Care Program or with any other third party payer), the use of which is required or permitted by such Health Care Programs, in the form and manner, together with all supporting documentation, prescribed by such Health Care Programs, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(ii)	All claims, returns, invoices, and other forms and documentation submitted by the Company or any Subsidiary to any Health Care Program or to any other public or private third party payer since the inception of the business of the Company and the Subsidiaries have been true, complete, correct and accurate in all material respects. No deficiency in any such claims, returns, invoices, and other filings, including claims for overpayments or deficiencies for late filings, has been asserted or threatened by any federal or state agency or instrumentality or other carrier or intermediary relating to Medicare or Medicaid claims or by any other public or private third party payer that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(iii)	Neither the Company nor any Subsidiary has been subject to any audit relating to fraudulent Medicare or Medicaid procedures or practices. Neither the Company nor any Subsidiary has received a written inquiry from any Governmental Authority or any Health Care Program or from any agent of such Health Care Program, including, without limitation, the Centers for Medicare and Medicaid Services ("CMS"), the Department of Health and Human Services, the Department of Justice, the Food and Drug Administration ("FDA"), the Department of Health and Human Services Office of Inspector General ("OIG"), the Federal Trade Commission, the Drug Enforcement Administration, Medicare Administrative Contractors, state Attorneys General, state Medicaid Fraud Control Unit, other state agencies, or other bodies that regulate the Company's and Subsidiaries' businesses and operations, that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(iv)	To the knowledge of the Company, there is no basis for any claim or request for recoupment or reimbursement from the Company or any Subsidiary by, or for reimbursement by the Company or any Subsidiary of, and neither the Company nor any Subsidiary has received any overpayments from, any federal or state agency or instrumentality or other carrier or intermediary relating to Medicare or Medicaid claims or any other Health Care Program or any other public or private third party payer, that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(v)	The Company and each Subsidiary, as applicable, has routinely collected all co-payments, coinsurance and deductibles from patients in accordance with all laws, rules, regulations, standards, policies and procedures of the Health Care Programs and of the applicable public or private third party payer, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. For each patient, the Company and each Subsidiary, as applicable, has maintained complete and accurate clinical documentation of the medical necessity of all services and supplies provided by the Company or Subsidiary to such patient, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. For each patient, the Company or Subsidiary, as applicable, has maintained complete and accurate financial and other documentation required for billing Health Care Programs or any other public or private third party payer, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(vi)	To the knowledge of the Company, neither the Company nor any Subsidiary has employed or contracted with any person sanctioned or excluded from participation with any Health Care Program or debarred from contracting with any federal or state agency.

(vii)	The Company: (i) has all material licenses, registrations, approvals and other requirements to meet the requirements of the FDA and analogous state agencies; (ii) is in compliance in all material respects with the statutes, regulations, guidelines and policies of the FDA and analogous state agencies; and (iii) has no actual knowledge and is unaware of any material non-compliance with the statutory and regulatory requirements of the FDA and analogous state agencies.

(rr)	Patient Privacy. The Company and each Subsidiary has at all times complied with all applicable federal, state and local laws and regulations regarding the confidentiality and security of health related information, including, but not limited to the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), as it may be amended from time to time, and the Health Information Technology for Economic and Clinical Health Act, as incorporated in the American Recovery and Reinvestment Act of 2009 and as it may be amended (the "HITECH Act"), and the requirements of all regulations promulgated pursuant to HIPAA and the HITECH Act, including without limitation the regulations codified at 45 CFR Parts 160 and 164. Neither the Company nor any Subsidiary has experienced a breach of state or federal privacy or security laws or regulations;

(ss)	Privacy and Consumer Protection. The Company and each of the Subsidiaries has complied, in all material respects, with all applicable privacy and consumer protection legislation and none has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy laws, whether collected directly or from third parties, in an unlawful manner;

(tt)	Intellectual Property Rights. The Company and the Subsidiaries own all right, title and interest in and with respect to all Owned Intellectual Property, being all the material Intellectual Property that is used by the Company or the Subsidiaries in connection with their businesses and operations as presently conducted or proposed to be conducted, free and clear of any Encumbrances, and the Owned Intellectual Property is fully transferable, alienable and licensable without restriction. The Intellectual Property used in the business of the Company and its Subsidiaries is valid and enforceable and the Company and/or the Subsidiaries have not received any notice, claim, threats or allegation from any person for any violation or infringement by the Company and/or the Subsidiaries of any rights with respect to any Intellectual Property or questioning the right of the Company and/or the Subsidiaries to unconditionally use, possess, transfer, convey, distribute or otherwise dispose of any (i) technology, (ii) Owned Intellectual Property, or (iii) licensed Intellectual Property used or distributed by the Company and/or the Subsidiaries. The Company's and the Subsidiaries' use of the Intellectual Property used in the business of the Company and/or its Subsidiaries, past and present, has not and does not violate or constitute a breach of any agreement, obligation, promise or commitment by which the Company and/or the Subsidiaries may be bound or constitute a violation of any laws, regulations, ordinances, codes or statutes in any jurisdiction;

(uu)	Employment. The Company and the Subsidiaries are in material compliance with all laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages. All material employee plans have been maintained in compliance with their terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such employee plans, in each case in all material respects and have been publicly disclosed to the extent required by Applicable Securities Laws and all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Company and/or the Subsidiaries, as applicable;

(vv)	Labour Disruption. There is not currently any labour disruption, conflict, slowdown, stoppage, complaint or grievance threatened or, to the knowledge of the Company, pending against the Company or the Subsidiaries which is adversely affecting or could adversely affect, in a material manner, the carrying on of the business of the Company and the Subsidiaries, on a consolidated basis; and no union representation question exists respecting the employees of the Company and no collective bargaining agreement is in place or currently being negotiated by the Company;

(ww)	Employee Benefit Plans. Each of the Company and the Subsidiaries has satisfied all obligations under, and there are no outstanding defaults or violations with respect to, and no taxes, penalties, or fees are owing or exigible under or in respect of, any employee benefit, incentive, pension, retirement, stock option, stock purchase, stock appreciation, health, welfare, medical, dental, disability, life insurance and similar plans, arrangements or practices relating to the current or former employees, officers or directors of the Company or any of the Subsidiaries maintained, sponsored or funded by them, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered and all contributions or premiums required to be paid thereunder have been made in a timely fashion and any such plan or arrangement which is a funded plan or arrangement is fully funded on an ongoing and termination basis;

(xx)	Environmental Claims. There have been no past unresolved, and to the knowledge of the Company there are no pending or threatened claims, complaints, notices or requests for information received by the Company or the Subsidiaries with respect to any alleged violation of any Environmental Law; no conditions exist at, on or under any property now or previously owned, operated or leased by the Company or the Subsidiaries which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law that, individually or in the aggregate, has or may reasonably be expected to have, a Material Adverse Effect. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company or the Subsidiaries, nor has the Company or the Subsidiaries received notice of any of the same;

(yy)	Hazardous Substances. Except in compliance with Applicable Laws, neither the Company nor any Subsidiary has used any of its property or facilities to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any pollutants, contaminants, chemicals or industrial toxic or hazardous waste or substances ("Hazardous Substances") in a manner that could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Except in compliance with Applicable Laws, neither the Company nor any Subsidiary has caused or permitted the release, in any manner whatsoever, of any Hazardous Substances on or from any of its properties or assets or any such release on or from a facility owned or operated by third parties but with respect to which the Company or a Subsidiary is or may reasonably be alleged to have material liability or has received any notice that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Applicable Laws, statutes, ordinances, by-laws, regulations or any orders, directions or decisions rendered by any ministry, department or administrative regulatory agency relating to the protection of the environment, occupational health and safety or otherwise relating to or dealing with Hazardous Substances in a manner that could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect;

(zz)	Compliance with Industry Standards. To the knowledge of the Company, all products manufactured and services provided to customers, in whole or in part, by the Company or any Subsidiary and all component parts which are supplied to the Company or any Subsidiary are manufactured or provided in full compliance with and meet industry specific standards set by all organizations which pertain to the business of the Company and each Subsidiary and the Company's and each Subsidiary's products and services have met and satisfied, and continue to meet and satisfy, all product safety standards necessary to permit the sale of the Company's and each Subsidiary's products and services where they are currently sold;

Matters Related to the Offering

(aaa)	Breach or Violation. The execution and delivery of each of the Offering Documents and the Transaction Documents, the performance by the Company of its obligations hereunder or thereunder and the issuance, sale and delivery of the Common Shares and Warrants that comprise the Offered Securities and the Compensation Options and the issuance and delivery of the Warrant Shares and Compensation Shares upon the exercise of the Warrants and Compensation Options, as applicable, do not and will not:

(i)	require the consent, approval, authorization, registration or qualification of or with any Governmental Authority, stock exchange, Securities Commissions or other third party, except such as have been obtained or such as may be required (and shall be obtained by the Company prior to the Closing Time) under Applicable Securities Laws or stock exchange regulations; or

(ii)	result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(A)	any of the terms, conditions or provisions of the articles, by laws or resolutions of the shareholders, directors or any committee of directors of the Company or any Subsidiary or any Material Agreement to which the Company or any Subsidiary is a party or by which it or they are contractually bound; or

(B)	any statute, rule, regulation or law applicable to the Company or any Subsidiary, including, without limitation, the Applicable Securities Laws, or any judgment, order or decree of any Governmental Authority or court having jurisdiction over the Company; and

(iii)	do not affect the rights, duties and obligations of any parties to any Material Agreement to which the Company or any Subsidiary is a party, nor give a party the right to terminate any such Material Agreement by virtue of the application of terms, provisions or conditions in such Material Agreement;

(bbb)	Validity and Enforceability. This Transaction Documents and the performance of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action of the Company, have been executed and delivered by the Company and constitute valid and binding obligations of the Company and each are enforceable against the Company in accordance with their respective terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by Applicable Law;

(ccc)	Offered Securities and Compensation Options. At the Time of Closing, all necessary corporate action will have been taken by the Company to: (i) authorize and reserve for issuance the Common Shares underlying the Offered Securities and when certificates (whether in electronic or definitive form) representing such Common Shares have been issued, delivered and paid for, such Common Shares will be validly issued as fully paid and non-assessable common shares will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Company; (ii) validly create, authorize and issue the Warrants pursuant to the Warrant Indenture and the Compensation Options on the Closing Date; and (iii) authorize and reserve for issuance the Warrant Shares and Compensation Shares as fully paid and non-assessable Common Shares upon the due exercise of the Warrants and Compensation Options in accordance with the terms of the Warrants and Compensation Options;

(ddd)	Approvals, Permits, Authorizations. At the Time of Closing, all consents, approvals, permits, authorizations or filings as may be required for the execution and delivery of the Transaction Documents and the issuance of the Offered Securities, the Compensation Options and the reservation for issuance of the Warrant Shares and Compensation Shares upon the due exercise of the Warrants and Compensation Options, as applicable, and the completion of the transactions contemplated hereby and thereby, will have been made or obtained, as applicable;

(eee)	Form of Certificates. At the Time of Closing, the forms and terms of the certificates representing the Common Shares, if applicable, and the Compensation Options will have been approved and adopted by the board of directors of the Company and the form and terms of the certificates representing the Common Shares, if applicable, and the Compensation Options will not conflict with any Applicable Law;

(fff)	Transfer Agent. The Transfer Agent, at its principal offices in the City of Vancouver, British Columbia has been duly appointed as transfer agent and registrar in respect of the Common Shares;

(ggg)	Warrant Agent. At the Time of Closing, the Warrant Agent will have been duly appointed as warrant agent under the Warrant Indenture, in respect of the Warrants;

(hhh)	Fees and Commissions. Other than the Underwriters pursuant to this Underwriting Agreement, there are no persons acting on behalf of the Company, or to the knowledge of the Company, purporting to act at the request or on behalf of the Company, that are entitled to any brokerage or finder's fee in connection with the Offering or the transactions contemplated by this Underwriting Agreement;

(iii)	Demand to Proceeds. Other than the Company, there is no person that is or will be entitled to demand the proceeds of this Offering under the terms of any Material Agreement or otherwise;

(jjj)	Eligibility. Based on the provisions of the Income Tax Act (Canada) and the regulations thereunder (together, the "Tax Act") in force on the date hereof and proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, provided that the Common Shares are listed on a designated stock exchange (which includes the TSXV) or the Company is a "public corporation" (as defined in the Tax Act), the Common Shares will be qualified investments for the purposes of the Tax Act at the time of their acquisition under the Offering for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts, each as defined in the Tax Act.

(kkk)	Money Laundering Laws. The operations of the Company and the Material Subsidiary are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or the Material Subsidiary with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened;

(lll)	Due Diligence Requests. All information provided by the Company to the Underwriters in relation to their due diligence requests is accurate in all material respects as at its respective date as stated therein and the Company has not withheld from the Underwriters any adverse material facts known to the Company relating to the Company or the Offering;

(mmm)	Sanctions. Neither the Company nor the Material Subsidiary nor, to the knowledge of the Company, any director, officer, agent or employee of the Company or the Material Subsidiary (i) is, or is controlled by or is acting on behalf of, an individual or entity that is currently the subject of any sanctions administered or enforced by the United States (including any sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State or the Bureau of Industry and Security of the U.S. Department of Commerce), Canada (including sanctions administered or enforced by the Office of the Superintendent of Financial Institutions or other relevant sanctions authority) (collectively, "Sanctions"), (ii) is located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory or (iii) will, directly or indirectly, use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other individual or entity in any manner that would result in a violation of any Sanctions by, or could result in the imposition of Sanctions against, any individual or entity (including any individual or entity participating in the Offering, whether as underwriter, advisor, investor or otherwise); and

(nnn)	Significant Acquisitions or Dispositions. Except as disclosed in the Public Disclosure Documents, the Company has not completed any "significant acquisition" or "significant disposition", (as such terms are used in NI 44-101) that would require the inclusion of any additional financial statements or pro forma financial statements in the Preliminary Prospectus and Final Prospectus pursuant to Applicable Securities Laws.

8.	Additional Covenants of Protech

In addition to any other covenant of Protech set forth in this Underwriting Agreement, Protech covenants with the Underwriters that:

(a)	Stock Exchange Listing. Prior to the filing of the Final Prospectus with the Securities Commissions, Protech will file or cause to be filed with the TSXV all necessary documents and will take, or cause to be taken, all commercially reasonable steps to ensure that the Offered Securities and Compensation Shares have been approved (or conditionally approved for listing and for trading on the TSXV, subject only to satisfaction by Protech of the Standard Listing Conditions), and Protech shall thereafter use its commercially reasonable efforts to fulfill the Standard Listing Conditions within the time period prescribed by the TSXV;

(b)	Other Filings. Protech will make all necessary filings, use commercially reasonable efforts to obtain all necessary regulatory consents and approvals (if any) and will pay all filing fees required to be paid in connection with the transactions contemplated in this Underwriting Agreement;

(c)	Press Releases. Subject to compliance with applicable law, any press release of Protech relating to the Offering or issued prior to the closing of the Offering will be provided in advance to the Co-Lead Underwriters on behalf of the Underwriters, and Protech will use commercially reasonable efforts to agree to the form and substance thereof with the Co-Lead Underwriters, each acting reasonably, on behalf of the Underwriters, prior to the release thereof;

(d)	Reporting Issuer Status. Protech will use its reasonable best efforts to maintain its status as a "reporting issuer" (or the equivalent thereof) not in default pursuant to the requirements of the Canadian Securities Laws to the date that is two years following the Closing Date provided that this covenant shall not prevent Protech from completing any transaction which would result in Protech ceasing to be a "reporting issuer" so long as the holders of Common Shares, Warrants, Compensation Options and Compensations Shares receive securities of an entity which is listed on a stock exchange in Canada or the holders of the Common Shares and Warrants have approved the transaction;

(e)	Maintaining Stock Exchange Listings. Protech will use its reasonable best efforts to maintain the listing of its Common Shares on the TSXV or such other recognized stock exchange or quotation system as the Co-Lead Underwriters may approve, acting reasonably, to the date that is two years following the Closing Date provided that this covenant shall not prevent Protech from completing any transaction which would result in Protech not maintaining the listing of such securities so long as the holders of Common Shares, Warrants, Compensation Options and Compensations Shares receive equivalent securities of an entity which is listed on a stock exchange in Canada or the holders of the Common Shares and Warrants have approved the transaction;

(f)	Use of Proceeds. Protech confirms its intention to use the net proceeds from the sale of the Offered Securities in accordance with the descriptions set forth under the heading "Use of Proceeds" in the Prospectuses;

(g)	Blackout Period. Protech agrees not to, directly or indirectly, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or enter into any derivative transaction that has the effect of any of the foregoing, or agree to or announce any intention to issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or enter into any derivative transaction that has the effect of any of the foregoing, any Common Shares or any securities convertible into or exchangeable for Common Shares, other than (i) in connection with the Private Placements; (ii) upon exercise of the Over-Allotment Option; (iii) under existing director or employee stock options, bonus or purchase plans or similar share compensation arrangements as detailed in the Company's most recently filed management discussion and analysis; (iv) under director or employee stock options or bonuses granted subsequently in accordance with regulatory approval and in a manner consistent with the Company's past practice; (v) upon the exercise of convertible securities, warrants or options outstanding prior to the date of the Bid Letter; (vi) pursuant to previously announced payments and/or other corporate acquisitions announced prior to the date of the Bid Letter; (vii) in connection with obligations of the Company in respect of existing agreements as at the date of the Bid Deal Letter; or (viii) the issuance of securities by the Company in connection with acquisitions in the normal course of business, each for a period ending 90 days from the Closing Date, without the prior written consent of Beacon, such consent not to be unreasonably withheld or delayed;

(h)	Lock-Up Agreements. It shall be a condition of closing of the Offering in favour of the Underwriters that each of the directors and senior officers of the Company shall agree, in a lock-up agreement in the form attached hereto as Schedule "B" to be executed concurrently with the closing of the Offering, that in consideration of the benefit that the Offering will confer upon such persons that for a period of 90 days following the Closing Date, each will not directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, lend, swap, or otherwise dispose of, or transfer, assign, or announce any intention to do so, any Common Shares or any securities of the Company convertible into or exchangeable for Common Shares, whether now owned directly or indirectly, or under such person's control or direction, or with respect to which such person has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise, other than pursuant to a bona fide take-over bid or any other similar transaction made generally to all of the shareholders of the Company, provided that, in the event the change of control or other similar transaction is not completed, such securities shall remain subject to the lock-up agreement; and

(i)	Compensation Options. The Company shall ensure that the Compensation Options, upon issuance, shall be duly and validly created, authorized and issued and shall have the attributes corresponding in all material respects to the description thereof set forth in this Underwriting Agreement; and ensure that the Compensation Shares shall be duly and validly authorized and reserved for issuance and, when issued in accordance with the terms of the Compensation Options, shall be issued as fully paid and non-assessable common shares.

9.	Representations, Warranties and Covenants of the Underwriters

(1)	Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Company that:

(a)	it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b)	it has good and sufficient right and authority to enter into this Underwriting Agreement and complete the transactions contemplated under this Underwriting Agreement on the terms and conditions set forth herein.

(2)	The Underwriters hereby covenant and agree with Protech that:

(a)	Offering Jurisdictions and Offering Price. During the period of distribution of the Offered Securities by or through the Underwriters or a Selling Firm, the Underwriters will offer and sell, and the Underwriters will instruct any Selling Firm to offer and sell, the Offered Securities to the public only in the Qualifying Jurisdictions directly and through other duly registered investments dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the "Selling Firms"), upon the terms and conditions set forth in the Final Prospectus and in this Underwriting Agreement. The Underwriters shall, and shall require any Selling Firm to offer for sale to the public and sell the Offered Securities only in those jurisdictions where they may be lawfully offered for sale and sold. The Underwriters will use all commercially reasonable efforts to complete and cause each Selling Firm to complete the distribution of the Offered Securities as soon as reasonably practicable and to re-sell the Offered Securities at the Offer Price, and if any such Offered Securities remain unsold after such reasonable efforts, the Underwriters may sell such securities at such lower price as is permitted under applicable law. For the purposes of this Section 9(2)(a), the Underwriters shall be entitled to assume that the Offered Securities are qualified for distribution in each Qualifying Jurisdiction where a receipt for the Final Prospectus shall have been obtained or deemed to be obtained from the applicable Securities Commission following the filing of the Final Prospectus.

(b)	Compliance with Canadian and Foreign Securities Laws. The Underwriters will comply and will instruct any Selling Firm to comply, with Applicable Securities Laws applicable to the Underwriters in connection with the offer to sell and the distribution of the Offered Securities in the Qualifying Jurisdictions and the laws of any foreign jurisdictions (subject to paragraph (c)) where it offers or sells Offered Securities so that no prospectus, registration statement, offering memorandum or other similar requirements under Applicable Securities Laws is required to be filed and/or delivered by the Company in such foreign jurisdictions or compliance by the Company with regulatory requirements (including any continuous disclosure obligations or similar reporting obligations) under the laws of any jurisdiction other than the Qualifying Jurisdictions, including, without limitation, the United States and so that no additional governmental filing fees which relate to such other jurisdictions are required to be paid and the Underwriters shall not, and shall instruct any Selling Firm to not, make any representation or warranty with respect to the Company or the Offered Securities, other than as set forth in the Offering Documents.

(c)	Compensation Options. Each Underwriter acknowledges that none of the Compensation Options or Compensation Shares have been or will be registered under the U.S. Securities Act or the securities laws of any state of the United States.

(d)	Authorization. Each Underwriter (or U.S. Affiliate thereof), as applicable, is, and will remain so, until completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit them to lawfully fulfil their obligations hereunder. Each Underwriter has good and sufficient authority to enter into this Underwriting Agreement and complete the transactions contemplated hereunder on the terms and conditions set forth herein. The Underwriters have not provided any marketing materials to any potential investors in connection with the Offering (other than the template version of the term sheet filed on SEDAR).

(e)	U.S. Offers and Sales. The Underwriters will comply with the obligations set out in Schedule "A" to this Underwriting Agreement. Notwithstanding the foregoing, an Underwriter will not be liable to the Company under this Section or Schedule "A" with respect to a violation by another Underwriter or its U.S. Affiliate(s) of the provisions of this Section or Schedule "A" if the former Underwriter or its U.S. Affiliate, as applicable, is not itself also in violation.

(f)	Completion of Distribution. The Underwriters will notify Protech when, in the Underwriters' opinion, the Underwriters have ceased the distribution of the Offered Securities, and, within 30 days after completion of the distribution, will provide Protech, in writing, with a breakdown of the number of Offered Securities distributed in each of the Qualifying Jurisdictions where that breakdown is required by a Securities Commission for the purpose of calculating fees payable to, or making filings with, that Securities Commission.

(3)	Liability on Default. The obligations of the Underwriters under this Underwriting Agreement are several and not joint, nor joint and several and no Underwriter shall be liable for any act, omission, default or conduct by any of the other Underwriters, any Selling Firms appointed by any other Underwriter or another Underwriter's U.S. Affiliate, as the case may be, or for any default resulting from the Company's failure to comply with Applicable Securities Laws (provided such default was not caused by such Underwriter).

10.	Closing

(1)	Location of Closing. The purchase and sale of the Offered Units will be completed at the offices of DLA Piper (Canada) LLP in Toronto, Ontario at the Time of Closing on the Closing Date.

(2)	Closing Mechanics. At the Time of Closing on the Closing Date, subject to the terms and conditions contained in this Underwriting Agreement, Protech shall deliver the Offered Units and the Compensation Options to the Underwriters in the form of certificates representing the Common Shares and the Warrants or in the form of an electronic deposit pursuant to the non-certificated issue system (the "NCI System") maintained by CDS against payment of the aggregate Offer Price by wire transfer on the Closing Date payable to Protech. Protech will, at the Time of Closing on the Closing Date and upon such payment of the aggregate Offer Price to Protech, make payment in full of the Underwriting Fee, Compensation Options and expenses of the Underwriters which shall be made by Protech directing Beacon, on behalf of the Underwriters, to withhold the Underwriting Fee and expenses of the Underwriters from the payment of the aggregate Offer Price. Certificates, if any, representing the Common Shares and the Warrants shall be registered in such names as the Underwriters may request, provided such request is made at least two (2) Business Days prior to the Closing Date. Any electronic deposit shall be made to such CDS instant deposit numbers as the Co-Lead Underwriters may request, provided that such request is made at least one (1) Business Day prior to the Closing Date.

11.	Over-Allotment Option and Over-Allotment Closing

(1)	The Company hereby grants to the Underwriters, in the respective percentages set out in Section 17 of this Underwriting Agreement, the Over-Allotment Option to purchase the Over-Allotment Securities at the applicable offer price as follows: (a) units at the Offer Price, with each unit being comprised of one Common Share and one-half of one Warrant; (b) Common Shares at a price of $1.119 per share; (c) Warrants at a price of $0.062 per Warrant; or (d) any combination of units, Common Shares and Warrants, so long as the aggregate number of Common Shares and Warrants that may be issued upon exercise of the Over-Allotment Option does not exceed 3,261,000 Common Shares and 1,630,500 Warrants. The Over-Allotment Option may be exercised, in whole or in part and from time to time, prior to its expiry in accordance with the provisions of this Underwriting Agreement by Beacon delivering to the Company written notice of exercise, setting out the number of units, Common Shares and/or Warrants to be purchased by the Underwriters, which notice must be received by the Company not later than 5:00 p.m. (Toronto time) on the date that is thirty (30) days after the Closing Date. Upon the furnishing of the notice, the Underwriters will severally (and not jointly nor jointly and severally) be committed to purchase in the respective percentages set out in Section 17 of this Underwriting Agreement and the Company will be committed to issue and sell in accordance with and subject to the provisions of this Underwriting Agreement, the number and composition of Over-Allotment Securities indicated in the notice. Over-Allotment Securities may be purchased by the Underwriters only for the purpose of satisfying over-allocations made in connection with the distribution of the Offered Securities and for market stabilization purposes permitted pursuant to Canadian Securities Laws.

(2)	In the event that the Over-Allotment Option is exercised by the Underwriters and any of the Over-Allotment Securities are purchased by the Underwriters, the closing shall be held at the offices mentioned in Section 10 above, or at such other place as shall be agreed upon by the Underwriters and the Company, on the Over-Allotment Closing Date.

(3)	At the Time of Closing on an Over-Allotment Closing Date, if any, for the exercise of the Over-Allotment Option, subject to the terms and conditions contained in this Underwriting Agreement, the Company shall deliver the Over-Allotment Securities to the Underwriters in the form of certificates representing the Common Shares and the Warrants or in the form of an electronic deposit pursuant to the NCI System maintained by CDS, against payment of the applicable aggregate offer price by wire transfer on such Over-Allotment Closing Date payable to Protech. Protech will, at the Time of Closing on such Over-Allotment Closing Date, and upon such payment of the applicable aggregate offer price to Protech, make payment in full of the Underwriting Fee which shall be made by Protech directing Beacon to withhold the Underwriting Fee from the payment of the applicable aggregate offer price. Certificates, if any, representing the Over-Allotment Securities shall be registered in such names as the Underwriters may request, provided such request is made at least two (2) Business Days prior to the Over-Allotment Closing Date. Any electronic deposit shall be made to such CDS instant deposit numbers as the Co-Lead Underwriters may request, provided that such request is made at least one (1) Business Day prior to the Over-Allotment Closing Date.

(4)	The closing of the Over-Allotment Option shall be conditional upon the conditions set forth in Section 6 that apply to an Over-Allotment closing, except that such conditions that apply shall be satisfied as at the Time of Closing on such Over- Allotment Closing Date.

12.	Compensation of the Underwriters

Protech shall pay to the Underwriters at the Time of Closing a fee (the "Underwriting Fee") equal to $0.06325 per Offered Security sold pursuant to the terms of this Underwriting Agreement (being 5.5% of the gross proceeds received by the Company from the sale of each of the Offered Securities). The Company acknowledges that the services of the Underwriters are not subject to HST and agrees that, in the event that HST becomes exigible on the Underwriting Fee, the Company shall pay such amount to the Underwriters.

As additional consideration, the Underwriters will also receive non-transferable options (the "Compensation Options") exercisable at any time up to 24 months following the Closing Date to acquire that number of Common Shares (the "Compensation Shares") at the Offer Price in an amount equal to 5.5% of the Offered Securities issued pursuant to the Offering and the exercise of the Over-Allotment Option. Notwithstanding the foregoing and for clarity, no Compensation Options will be issued in connection with any Warrants purchased individually, and not forming part of an Offered Unit, in connection with the Over-Allotment Option. The Underwriting Fee and the Compensation Options will be paid by the Company to the Underwriters on the Closing Date. If the Compensation Options are unavailable for any reason the Company shall pay the Underwriters other compensation of comparable value to the Compensation Options. Such other compensation shall be agreed to between the Company and the Underwriters, each acting reasonably.

13.	Termination Rights

(1)	In addition to any other remedies which may be available to the Underwriters in respect of any default, act or failure to act, or non-compliance with the terms of this Underwriting Agreement by Protech, any Underwriter shall be entitled, at such Underwriter's option, to terminate and cancel, without any liability on such Underwriter's part, such Underwriter's obligations under this Underwriting Agreement to purchase the Offered Units or the Over-Allotment Securities, at or at any time prior to the applicable Time of Closing if:

(a)	(i) any inquiry, action, investigation or other proceeding, whether formal or informal, is commenced, announced, or threatened or any order or ruling is issued by any exchange or market, or any other regulatory authority in Canada or the United States; or (ii) any law or regulation under or pursuant to any statute of Canada or of any province thereof, or of the United States or any state or territory thereof or, is promulgated or changed which inquiry, investigation, proceeding, order, ruling, law or regulation, in the opinion of such Underwriter, acting reasonably, operates to prohibit or materially restrict the distribution or trading of the Offered Securities or which, in the opinion of the Underwriter, acting reasonably, would reasonably be expected to have a significant adverse effect on the market price or value of the Offered Securities; or

(b)	there shall occur or come into effect any material change in the business, affairs, financial condition, prospects, capital or control of the Company and its Subsidiaries, taken as a whole or any change in any material fact or a new material fact arises or is discovered that in the opinion of the Underwriter, acting reasonably, has or could reasonably be expected to have a significant adverse effect on the market price or value or marketability of the Offered Securities, Common Shares or other securities of the Company; or

(c)	there should develop, occur or come into effect or existence, any event, action, state, condition or major financial occurrence of national or international consequence, including without limiting the generality of the foregoing, any natural disaster, military conflict, civil insurrection, or any terrorist action (whether or not in connection with such conflict or insurrection), pandemic (excluding COVID-19 pandemic except in the event of an unexpected and currently unpredictable material escalation in the severity of the COVID-19 pandemic), which, in the reasonable opinion of such Underwriter, seriously adversely affects or involves, or will seriously adversely affect or involve, the Canadian or United States financial market or the business, operations or affairs of the Company and the Material Subsidiaries taken as a whole or the marketability of the Offered Securities and/or Common Shares; or

(d)	an order shall have been made or threatened to cease or suspend trading in the Common Shares or any other securities of the Company, or to otherwise prohibit or restrict in any manner the distribution or trading of the Common Shares or any other securities of the Company, or proceedings are announced or commenced for the making of any such order by any securities regulatory authority or similar regulatory or judicial authority or the TSXV, which order has not been rescinded or withdrawn; or

(e)	any condition shall remain outstanding and uncompleted at any time after the time which it is required to be completed or waived, or Protech is in breach of any representation, warranty, condition or covenant of this Underwriting Agreement, including the requirement of the Company to make all necessary filings in any Qualifying Jurisdiction where it is not currently a reporting issuer, but in which the Prospectuses will be filed for purposes of effecting sales under the Offering in such Qualifying Jurisdictions, prior to or concurrently with the filing of the Preliminary Prospectus such that it becomes short form eligible in such Qualifying Jurisdictions.

(2)	The rights of termination contained in this section may be exercised by any Underwriter giving written notice thereof to the Company at any time prior to the applicable Time of Closing and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act, or non- compliance by the Company in respect of any of the matters contemplated by this Underwriting Agreement or otherwise. In the event of any such termination, there shall be no further liability or obligation on the part of such Underwriter to the Company or on the part of the Company to such Underwriter except in respect of any liability or obligation under any of Section 14, Section 15 and Section 16, which will remain in full force and effect.

14.	Indemnity

(1)	Protech covenants and agrees to protect, indemnify, and save harmless, each of the Underwriters and their respective U.S. Affiliates, and each of their respective directors, officers, employees, affiliates and agents and each Person, if any, who controls any Underwriter or its U.S. Affiliate (individually, an "Indemnified Party" and, collectively, the "Indemnified Parties"), against all losses (other than loss of profits), claims, damages, suits, liabilities, reasonable costs, or reasonable expenses caused or incurred, whether directly or indirectly, by reason of:

(a)	any information or statement (except for information or statements relating solely to the Underwriters and furnished by them in writing specifically for use in the Offering Documents) contained in any of the Offering Documents, or any certificate of Protech delivered hereunder, which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or any misstatement of a material fact or any omission or alleged omission to state in the Offering Documents any material fact (except for any information and statements relating solely to the Underwriters and furnished by them in writing specifically for use in the Offering Documents) required to be stated in the Offering Documents, or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(b)	any order made, or inquiry, investigation or proceeding commenced by any securities regulatory authority or other competent authority based upon any misrepresentation, untrue statement or omission or alleged untrue statement or omission in the Offering Documents (except for information and statements relating solely to the Underwriters and furnished by them in writing specifically for use in the Offering Documents) that prevents or restricts the trading in any of Protech's securities or the distribution or distribution to the public, as the case may be, of any of the Offered Securities in any of the Qualifying Jurisdictions;

(c)	Protech not complying with any requirement of Applicable Securities Laws or stock exchange requirements in connection with the transactions herein contemplated, including Protech's non-compliance with any statutory requirement to make any document available for inspection; or

(d)	any breach of a representation or warranty of Protech contained in this Underwriting Agreement or the failure of Protech to comply with any of its obligations hereunder;

provided that, if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made determines that such losses, claims, damages, suits, liabilities, costs or expenses resulted from the dishonesty, fraud, negligence, or wilful misconduct of the Indemnified Party claiming indemnity, such Indemnified Party shall promptly reimburse to the Company any funds advanced to the Indemnified Party in respect of such losses, claims, damages, suits, liabilities, costs or expenses and the indemnity provided for in this Section 14 shall cease to apply to such Indemnified Party in respect of such losses, claims, damages, suits, liabilities, costs or expenses; provided that for greater certainty, the foregoing shall not disentitle an Underwriter from indemnification hereunder to the extent that negligence, if any, relates to the Underwriter's failure to conduct adequate "due diligence".

(2)	If any Indemnified Party receives actual notice of any formal proceeding commenced against it in a court of competent jurisdiction in respect of which indemnification is or might reasonably be considered to be provided under any of Section 14(1), such Indemnified Party will notify the Company as soon as possible of the nature of such claim; provided, however, that omission to so notify the Company will relieve the Company of any liability that it may otherwise have to the Indemnified Party hereunder, to the extent the defence against such claim is materially prejudiced by such omission, or to the extent that failure to provide notice of such claim results in any material increase in the liability which the Company would otherwise have under Section 14(1) had such Indemnified Party not so delayed in giving or failed to give the notice required under this Section 14(2), and the Company shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel reasonably acceptable to such Indemnified Party and that no settlement may be made by the Company or such Indemnified Party without the prior written consent of the other, such consent not to be unreasonably withheld or delayed.

(3)	In any such claim, such Indemnified Party shall have the right to retain other legal counsel to act on such Indemnified Party's behalf, provided that the reasonable fees and disbursements of such other legal counsel shall be paid by such Indemnified Party, unless: (i) the Company does not promptly assume the defence of the Claim no later than 30 days after receiving actual notice of the Claim, (ii) the Company and such Indemnified Party mutually agree to retain other legal counsel; or (iii) the representation of the Company and such Indemnified Party by the same legal counsel would, in the opinion of such counsel, be inappropriate due to actual or potential differing interests, in which event such fees and disbursements shall be paid by the Company to the extent that they have been reasonably incurred, provided that in no circumstances will the Company be required to pay the fees and expenses of more than one set of legal counsel (and any required local counsel) for all Indemnified Parties.

(4)	To the extent that any Indemnified Party is not a party to this Underwriting Agreement, the Underwriters shall obtain and hold the right and benefit of this section in trust for and on behalf of such Indemnified Party.

(5)	The Company hereby consents to personal jurisdiction in any court in which any claim that is subject to indemnification hereunder is brought against the Underwriters or any Indemnified Party and to the assignment of the benefit of this section to any Indemnified Party for the purpose of enforcement provided that nothing herein shall limit the Company's right or ability to contest the appropriate jurisdiction or forum for the determination of any such claims.

(6)	Except as contemplated in this section, the Company shall not be liable under this section for any settlement of any claim or action effected without its prior written consent, which shall not be unreasonably withheld or delayed.

(7)	In no event shall any Indemnified Party have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or any of its affiliates, security holders or creditors related to, arising out of or in connection with the Underwriters' engagement, performance of any service in connection therewith or any transaction contemplated thereby, other than with respect to any claim that is judicially determined by final non-appealable order issued by a court of competent jurisdiction to have resulted solely from such Indemnified Party's gross negligence or wilful misconduct. Neither party shall be liable to the other for consequential, incidental, indirect, punitive or special damages (including loss of profits, data, business or goodwill), regardless of the legal theory advanced or of any notice given as to the likelihood of such damages; provided that (a) this provision shall not limit an Indemnified Party's indemnity or contribution rights as provided for in this Underwriting Agreement or applicable law and (b) damages required to be paid by an Indemnified Party to any third party that is not an Indemnified Party may be considered direct damages to such Indemnified Party.

(8)	The indemnity obligations of the Company hereunder are in addition to rights the Underwriters may have at common law or otherwise and shall inure to the benefit of any successors and permitted assigns of the Company and Indemnified Party.

15.	Contribution

In the event that the indemnity provided for in Section 14 is declared by a court of competent jurisdiction to be illegal or unenforceable as being contrary to public policy or for any other reason, the Underwriters and the Company shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities of the nature provided for above such that each Underwriter shall be responsible for that portion represented by the percentage that the portion of the Underwriting Fee payable by Protech to such Underwriter bears to the gross proceeds realized by Protech from the distribution, whether or not the Underwriters have been sued together or separately, and the Company shall be responsible for the balance, provided that in no event shall an Underwriter be responsible for any amount in excess of the portion of the Underwriting Fee actually received by such Underwriter. In the event that the Company may be held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Company shall be limited to contribution in an amount not exceeding the lesser of: (a) the portion of the full amount of losses, claims, costs, damages, expenses, and liabilities giving rise to such contribution for which such Underwriter is responsible; and (b) the amount of the Underwriting Fee actually received by any Underwriter. Notwithstanding the foregoing, a Person guilty of fraud, negligence, wilful misconduct, illegality or fraudulent misrepresentation shall not be entitled to contribution from any other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this section, notify such party or parties from whom contribution may be sought, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any obligation it may have otherwise under this section, except to the extent that the party from whom contribution may be sought is materially prejudiced by such omission. The right to contribution provided herein shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise by law.

16.	Expenses

Whether or not the Offering is completed, all reasonable expenses of or incidental to the sale of the Offered Securities shall be borne by the Company. The reasonable fees and disbursements of legal counsel for the Underwriters (subject to a maximum of $115,000, exclusive of disbursements and applicable taxes) and the Underwriters' reasonable out- of-pocket expenses shall be borne by the Company, such fees and expenses to be deducted from the gross proceeds of the Offering otherwise payable at the closing of the Offering.

For greater certainty, if the Offering is not completed due to any failure on the part of the Company to comply with the terms and conditions of this Underwriting Agreement the Company will reimburse the Underwriters for all such reasonable costs and expenses actually incurred.

17.	Liability of the Underwriters

(1)	The obligation of the Underwriters to purchase the Offered Units (and the Over-Allotment Securities if the Over-Allotment Option is exercised) in connection with the Offering at the applicable Time of Closing on the Closing Date (or the Over- Allotment Closing Date, as the case may be) shall be several, and not joint, nor joint and several, and shall be as to the following percentages of the Offered Securities to be purchased at any such time:

Beacon Securities Limited	37.5%
Canaccord Genuity Corp.	30.0%
Echelon Wealth Partners Inc.	12.5%
Stifel GMP	7.5%
Industrial Alliance Securities Inc.	7.5%
M Partners Inc.	5.0%
100.0%

(2)	If an Underwriter (a "Refusing Underwriter") shall not complete the purchase and sale of the Offered Units which such Underwriter has agreed to purchase hereunder for any reason whatsoever, the other Underwriters (the "Continuing Underwriters") shall be entitled, at their option, to purchase all but not less than all of the Offered Units which would otherwise have been purchased by such Refusing Underwriter pro rata according to the number of Offered Units to have been acquired by the Continuing Underwriters hereunder or in such proportion as the Continuing Underwriters shall agree in writing. If the Continuing Underwriters do not elect to purchase the balance of Offered Units pursuant to the foregoing:

(a)	the Continuing Underwriters shall not be obliged to purchase any of the Offered Units that any Refusing Underwriter is obligated to purchase; and

(b)	the Company shall not be obliged to sell less than all of the Offered Units,

and the Company shall be entitled to terminate its obligations under this Underwriting Agreement arising from its acceptance of this offer, in which event there shall be no further liability on the part of the Company or the Continuing Underwriters, except pursuant to the provisions of Section 14, Section 15 and Section 16. Nothing in this Underwriting Agreement shall oblige any U.S. Affiliate to purchase the Offered Securities. Any U.S. broker-dealer who makes any offers or sales of the Offered Securities in the United States will do so solely as an agent for an Underwriter.

18.	Action by Underwriters

All steps which must or may be taken by the Underwriters in connection with this Underwriting Agreement, with the exception of (i) the matters relating to termination contemplated by Section 13, (ii) any matter relating to indemnification or contribution contemplated by Section 14 and Section 15, and (iii) waiver of a condition of closing as contemplated by Section 6 and Section 11, shall be taken by Beacon, on behalf of themselves and the other Underwriters, and the execution of this Underwriting Agreement shall constitute Protech's authority for accepting notification of any such steps from, and for delivering the definitive documents constituting the Offered Securities to, or to the account of, the Underwriters. Nothing in this Underwriting Agreement is intended to create any relationship in the nature of a partnership or joint venture among the Underwriters.

19.	Governing Law

This Underwriting Agreement shall be governed by and construed in accordance with the laws of the province of Ontario and the laws of Canada applicable therein.

20.	Survival of Warranties, Representations, Covenants and Agreements

Except as expressly provided for in this Underwriting Agreement, all warranties, representations, covenants and agreements of Protech and the Underwriters herein contained, or contained in documents submitted or required to be submitted pursuant to this Underwriting Agreement, shall survive the purchase by the Underwriters of the Offered Securities and shall continue in full force and effect, regardless of the closing of the sale of the Offered Securities and regardless of any investigation which may be carried on by the Underwriters or the Company, or on their behalf, until the later of: (i) the second anniversary of the Closing Date; and (ii) the latest date under the Canadian Securities Laws relevant to a purchaser that a purchaser may be entitled to commence an action or exercise a right of rescission with respect to a misrepresentation contained in the Final Prospectus, and neither the Underwriters nor the purchasers may be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the Offering. Without limitation of the foregoing, the provisions contained in this Underwriting Agreement in any way related to the indemnification or the contribution obligations shall survive and continue in full force and effect, indefinitely, subject only to the limitation requirements of applicable law.

21.	No Fiduciary Relationship

The Company hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Offered Securities. The Company further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Underwriting Agreement entered into on an arm's length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Company, its management, shareholders or creditors or any other Person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of the purchase and sale of the Offered Securities, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Underwriting Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect. The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Company regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Offered Securities, do not constitute advice or recommendations to the Company. The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any breach or alleged breach of any fiduciary or similar duty to the Company in connection with the transactions contemplated by this Underwriting Agreement or any matters leading up to such transactions.

22.	Notices

All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by facsimile delivered or facsimiled to such other party as follows:

(a)	to Protech at:

1019 Town Drive
Wilder, Kentucky 41076

Attention:	Gregory Crawford, Chairman and Chief Executive Officer
Facsimile No.:	(859) 441-1107

with a copy (for informational purposes only and not constituting notice) to:

DLA Piper (Canada) LLP
1 First Canadian Place, Suite 6000
100 King Street West,
PO Box 367
Toronto, Ontario M5X 1E2

Attention:	Robbie Grossman
Facsimile No.:	(416) 365-7886

(b)	to the Underwriters at:

Beacon Securities Limited

66 Wellington Street West, Suite 4050

Toronto, Ontario M5K 1H1

Attention:	Stephen Delaney, Managing Director
Facsimile No.:	(416) 359-4459

and

Canaccord Genuity Corp.
161 Bay Street, Suite 3000
P.O. Box 516
Toronto, Ontario M5J 2S1

Attention:	Steve Winokur
Facsimile No.:	(416) 869-7223

with a copy to (for informational purposes only and not constituting notice) to:

Bennett Jones LLP
3400 One First Canadian Place
100 King Street West
P.O. Box 130
Toronto, Ontario M5X 1A4

Attention:	Sander Grieve and Linda Misetich Dann
Facsimile No.:	(416) 863-1716

or at such other address or facsimile number as may be given by either of them to the other in writing from time to time in accordance with this Section 22 and such notices or other communications shall be deemed to have been received when delivered or, if facsimile, on the next business day after such notice or other communication has been facsimiled (with receipt confirmed).

23.	Counterpart Signature

This Underwriting Agreement may be executed in one or more counterparts (including counterparts by facsimile or other means of electronic transmission), which together shall constitute an original copy hereof as of the date first noted above.

24.	Time of the Essence

Time shall be of the essence in this Underwriting Agreement.

25.	Severability

If any provision of this Underwriting Agreement is determined to be void or unenforceable, in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Underwriting Agreement and shall be severable from this Underwriting Agreement.

26.	Entire Agreement

This Underwriting Agreement constitutes the entire agreement among the Underwriters and Protech relating to the subject matter hereof and supersedes the Bid Letter.

27.	Advertisements

The Company acknowledges that the Underwriters shall have the right following the Closing Date, at their own expense, to place such advertisement or advertisements relating to the sale of the Offered Units contemplated herein as the Underwriters may consider desirable or appropriate and as may be permitted by Applicable Securities Law.

28.	Further Assurances

Each of the parties hereto shall cause to be done all such acts and things or execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purposes of carrying out the provisions and intent of this Underwriting Agreement.

29.	Language

The parties have expressly required this Underwriting Agreement and all other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties ont expressément demandé que la présente convention de prise ferme ainsi que tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

30.	Acceptance

If this Underwriting Agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by Protech, please communicate your acceptance by executing where indicated below and returning by facsimile one copy and returning by mail an originally executed copy to the Co-Lead Underwriters.

[Remainder of page intentionally left blank. Signature pages follow.]

Yours very truly,

BEACON SECURITIES LIMITED

Per:
Name: Stephen Delaney
Title: Managing Director

CANACCORD GENUITY CORP.

Per:
Name:
Title:

ECHELON WEALTH PARTNERS INC.

Per:
Name:
Title:

STIFEL NICOLAUS CANADA INC.

Per:
Name:
Title:

INDUSTRIAL ALLIANCE SECURITIES INC.

Per:
Name:
Title:

M PARTNERS INC.

Per:
Name:
Title:

The foregoing accurately reflects the terms of the transaction that we are to enter into and such terms are agreed to.

ACCEPTED at Toronto as of this 8th day of June, 2020.

PROTECH HOME MEDICAL CORP.

Per:
Name: Gregory Crawford
Title: Chairman and Chief Executive Officer

Schedule "A"

UNITED STATES OFFERS AND SALES

As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule "A" is annexed and to which it forms a part, and the following terms shall have the meanings indicated:

(a)	"Affiliate" means "affiliate" as that term is defined in Rule 405 under the U.S. Securities Act;

(b)	"Directed Selling Efforts" means "directed selling efforts" as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "A", it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Securities;

(c)	"Disqualification Event" means any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) of Regulation D;

(d)	"Foreign Issuer" shall have the meaning ascribed thereto in Rule 902(e) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "A", it means any issuer which is (a) the government of any country other than the United States, or any political subdivision thereof or a national of any country other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are either directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(e)	"General Solicitation" or "General Advertising" means "general solicitation" and "general advertising", as used in Rule 502(c) of Regulation D. Without limiting the foregoing, but for greater clarity, General Solicitation or General Advertising includes, but is not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet or broadcast over radio, internet or television, or any seminar or meeting whose attendees had been invited by General Solicitation or General Advertising;

(f)	"Offshore Transaction" means an "offshore transaction" as defined in Rule 902(h) of Regulation S;

(g)	"Regulation D" means Regulation D under the U.S. Securities Act;

(h)	"Regulation S" means Regulation S under the U.S. Securities Act;

(i)	"SEC" means the United States Securities and Exchange Commission;

(j)	"Securities" means the Offered Securities, the Common Shares and Warrants comprising the Offered Units and Over-Allotment Securities, and the Warrant Shares issuable upon exercise of the Warrants; and

(k)	"Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Regulation S.

1.	Representations, Warranties and Covenants of the Company. Protech hereby represents, warrants, covenants and agrees to and with the Underwriters, as at the date hereof and as at the Closing Date and any Over-Allotment Closing Date, that:

(a)	The Company is, and at the Time of Closing will be, a Foreign Issuer with no Substantial U.S. Market Interest with respect to its Common Shares or any other class of its equity securities, as such term is defined in Regulation S.

(b)	The Company is not, and as a result of the sale of the Offered Securities contemplated hereby and the application of the proceeds of the Offering as set forth under the caption "Use of Proceeds" in the Final Prospectus, will not be an "investment company" (as such term is defined in the United States Investment Company Act of 1940, as amended) registered, or required to register, under such Act.

(c)	Except with respect to offers and sales in accordance with this Underwriting Agreement (including this Schedule “A”) to, or for the account or benefit of, Persons in the United States or U.S. Persons to Institutional Accredited Investors in reliance upon the exemption from registration available under Rule 506(b) of Regulation D and Qualified Institutional Buyers in reliance upon the exemption from registration available under Rule 144A, none of the Company, its affiliates or any Persons acting on any of their behalf (other than the Underwriters, their affiliates and any Person acting on any of their behalf, as to which no representation, warranty, covenant or agreement is made) has offered or sold, or will offer or sell, any of the Offered Securities to, or for the account or benefit of, Persons in the United States or U.S. Persons.

(d)	None of the Company or its Affiliates or any Person acting on any of their behalf (other than the Underwriters, their respective Affiliates or any Person acting on any of their behalf, in respect of which no representation is made) has engaged or will engage in any Directed Selling Efforts in the United States with respect to the Offered Securities, or has taken or will take any action that would cause the exemptions afforded by Rule 144A, Rule 506(b) of Regulation D or Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Securities pursuant to this Underwriting Agreement, and none of the Company, any of its Affiliates, or any Person acting on any of their behalf (other than the Underwriters, their Affiliates or any Person acting on any of their behalf, as to which no representation, warranty, covenant or agreement is made) has engaged or will engage in any form of General Solicitation or General Advertising in connection with the offer or sale of the Offered Securities to, or for the account or benefit of, Persons in the United States or U.S. Persons, or has otherwise acted in a manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act in connection with the offer or sale of the Offered Securities to, or for the account or benefit of, Persons in the United States or U.S. Persons.

(e)	The Offered Securities offered and sold pursuant to Rule 144A satisfy the requirements set forth in Rule 144A(d)(3) under the U.S. Securities Act.

(f)	So long as any of the Offered Securities which have been sold in the United States in reliance on Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, if the Company is not, or ceases to be exempt, pursuant to Rule 12g3-2(b) under the U.S. Exchange Act, from the reporting requirements of the U.S. Exchange Act, and is not otherwise subject to the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act, the Company will furnish to any holder of the Offered Securities and any prospective purchaser of the Offered Securities designated by such holder, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of the Offered Securities to effect resales under Rule 144A).

(g)	The Company has not, for a period of six months prior to the date hereof, sold, offered for sale or solicited any offer to buy any of its securities in the United States in a manner that would be integrated with, and would cause the exemption provided by Rule 506(b) of Regulation D to become unavailable with respect to, the offer and sale of the Offered Securities to, or for the account or benefit of, Persons in the United States or U.S. Persons as contemplated by this Underwriting Agreement.

(h)	The Company will file within the prescribed time period(s) a Notice of Sales on Form D as required by Rule 503 of Regulation D with the United States Securities and Exchange Commission and any required filings with any applicable state securities commissions in connection with any sales of Offered Securities to Accredited Investors pursuant to Rule 506(b) of Regulation D.

(i)	For each taxable year in which the Company is a "passive foreign investment company" as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), if requested in writing by a U.S. Purchaser, the Company will provide such U.S. Purchaser with the required information to enable it to make a qualified electing fund election under Section 1295 of the Internal Revenue Code and the applicable treasury regulations promulgated thereunder, and will satisfy all requirements described therein (which, for the avoidance of doubt, shall include providing a PFIC Annual Information Statement).

(j)	Neither the Company nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminary or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

(k)	Neither the Company nor any of its affiliates has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act with respect to the offer or sale of the Offered Securities.

(l)	None of the Company or any of its predecessors or subsidiaries has had the registration of a class of securities under the U.S. Exchange Act revoked by the SEC pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated under the U.S. Exchange Act.

(m)	As of the Closing Date and any Over-Allotment Closing Date with respect to offers and sales of Offered Securities to Institutional Accredited Investors pursuant to Rule 506(b) of Regulation D (the "Regulation D Securities"), none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering, any beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Company in any capacity at the time of sale (other than any Underwriter Covered Person, as to whom no representation or warranty is made) (each, an "Company Covered Person" and, together, "Company Covered Persons") is subject to a Disqualification Event, except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) of Regulation D. The Company has exercised reasonable care to determine whether any Company Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Underwriters a copy of any disclosures provided thereunder.

(n)	As of the Closing Date and any Over-Allotment Closing Date, the Company is not aware of any person (other than any Underwriter Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of U.S. Purchasers.

(o)	The Company will notify the Underwriters in writing, prior to the Closing Date or any Over-Allotment Closing Date, of (i) any Disqualification Event relating to any Company Covered Person and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Company Covered Person.

(p)	All sales of Offered Units to purchasers identified by the Underwriters in the Concurrent Private Placement have been or will be made by the Company in Offshore Transactions in compliance with Rule 903 of Regulation S. All offers and sales of Offered Units in the Concurrent Non-Brokered Private Placement have been or will be made only by the Company to, or for the account or benefit of, Persons in the United States and U.S. Persons that are "accredited investors" (as defined in Rule 501(a) of Regulation D) in compliance with Rule 506(b) of Regulation D.

2.	Each Underwriter, severally and not jointly, nor jointly or severally, represents, warrants and covenants to the Company, on its own behalf and on behalf of each of its Affiliates, that, in connection with all sales of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons as at the date hereof and as at the Closing Date and any Over-Allotment Closing Date:

(a)	It acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws, and that the Offered Securities may not be offered or sold except in Offshore Transactions in accordance with Rule 903 of Regulation S or to, or for the account or benefit of, Persons in the United States or U.S. Persons pursuant to an exemption from the registration requirements of the U.S. Securities Act available under Section 4(a)(2), Rule 144A or Rule 506(b) of Regulation D and in reliance upon exemptions under applicable state securities laws.

(b)	In accordance this Schedule "A", it has only offered and sold and will only offer and sell the Offered Securities to, or for the account or benefit of, Persons in the United States or U.S. Persons with whom it has a pre-existing substantive or business relationship and whom it reasonably believes are either Qualified Institutional Buyers pursuant to Rule 144A or Institutional Accredited Investors pursuant to Rule 506(b) of Regulation D, and in compliance with applicable state securities law. Except as set forth in the preceding sentence, the Underwriter has not made and will not make any offer to sell, solicitation of an offer to buy or sale of any of the Offered Securities unless such offer, solicitation of an offer or sale of the Offered Securities was made in an Offshore Transaction in compliance with Rule 903 of Regulation S. The Underwriter has not made and will not make any offers or sales of Offered Units in the Concurrent Non-Brokered Private Placement. Any offers of Offered Units by the Underwriter for sale by the Company in the Concurrent Private Placement have been or will be made in Offshore Transactions in compliance with Rule 903 of Regulation S.

(c)	It has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Offered Securities to, or for the account or benefit of, Persons in the United States or U.S. Persons, except with its U.S. Affiliate, any Selling Firm, or with the prior written consent of the Company. It shall require its U.S. Affiliate and any Selling Firm to agree, for the benefit of the Company, to comply with the same provisions of this Schedule as apply to such Underwriter as if such U.S. Affiliate or Selling Firm was a party to this Underwriting Agreement.

(d)	Neither such Underwriter nor its U.S. Affiliate, nor any persons acting on any of their behalf, has engaged or will engage in any Directed Selling Efforts.

(e)	All offers and sales of Offered Securities by it to, or for the account or benefit of, Persons in the United States or U.S. Persons have been and shall be made through the Underwriter's U.S. Affiliate in compliance with all applicable U.S. federal and state broker-dealer requirements. Such U.S. Affiliate is and will be, on the date of each offer or sale of Offered Securities in the United States, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the laws of each state where such offers and sales are made (unless exempted from such state's registration requirements) and a member in good standing with the Financial Industry Regulatory Authority, Inc.

(f)	Offers and sales of Offered Securities to, or for the account or benefit of, Persons in the United States or U.S. Persons by the Underwriter or its U.S. Affiliate have not been and shall not be made by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

(g)	All purchasers of the Offered Securities who are, or are acting for the account or benefit of, Persons in the United States or U.S. Persons or who were offered Offered Securities in the United States ("U.S. Purchasers") shall be informed that the Offered Securities have not been and will not be registered under the U.S. Securities Act and are being sold to them in reliance on Rule 144A or Rule 506(b) of Regulation D and in reliance upon similar exemptions from registration under applicable state securities laws.

(h)	It will ensure that each Person that is, or is acting for the account or benefit of, a Person in the United States or a U.S. Person that was offered Offered Securities by it or its U.S. Affiliate has been or shall be provided with the U.S. Offering Memorandum including the Preliminary Prospectus and/or the Final Prospectus, as applicable. It will ensure that each U.S. Purchaser purchasing Offered Securities from it or from the Company, through or arranged by its U.S. Affiliate, shall (i) be provided, prior to the Time of Closing, with the U.S. Offering Memorandum including the Final Prospectus; and (ii) execute and deliver to the Underwriters, the U.S. Affiliates and the Company either: (a) a U.S. QIB Letter substantially in the form attached as Exhibit I to the U.S. Offering Memorandum or (b) a U.S. Subscription Agreement substantially in the form attached as Exhibit II to the U.S. Offering Memorandum.

(i)	None of the Underwriter, its affiliates or any person acting on any of any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act with respect to the offer and sale of the Offered Securities.

(j)	Its U.S. Affiliate selling the Offered Securities to, or for the account or benefit of, Persons in the United States or U.S. Persons is a Qualified Institutional Buyer.

(k)	Prior to the Time of Closing, it will provide the Company and its transfer agent with a list of all U.S. Purchasers purchasing the Offered Securities from its U.S. Affiliate, or from the Company as arranged by its U.S. Affiliate.

(l)	At the Time of Closing, the Underwriter, together with its U.S. Affiliate selling (or arranging for the Company to sell) Offered Securities to, or for the account or benefit of, Persons in the United States or U.S. Persons, will provide a certificate, substantially in the form of Exhibit "I" to this Schedule "A" relating to the manner of the offer and sale of the Offered Securities in the United States and to U.S. Persons or will be deemed to have represented and warranted that none of it, its affiliates or any person acting on any of their behalf has offered or sold Offered Securities to, or for the account or benefit of, Persons in the United States or U.S. Persons.

(m)	As of the Closing Date and any Over-Allotment Closing Date with respect to offers and sales of Regulation D Securities, each Underwriter represents that neither it, nor any of its directors, executive officers, general partners, managing members, other officers participating in offers and sales to Institutional Accredited Investors pursuant to Rule 506(b) of Regulation D or any other person associated with or acting on behalf of the above persons (including, but not limited to, the Underwriter's U.S. Affiliate) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Regulation D Securities (each, an "Underwriter Covered Person" and, together, "Underwriter Covered Persons"), is subject to any Disqualification Event except for a Disqualification Event (i) contemplated by Rule 506(d)(2) of Regulation D and (ii) a description of which has been furnished in writing to the Company prior to the date thereof.

(n)	As of the Closing Date and any Over-Allotment Closing Date, the Underwriter represents that it is not aware of any person (other than any Underwriter Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of U.S. Purchasers.

(o)	The Underwriter will notify the Company in writing, prior to the Closing Date and any Over-Allotment Closing Date (i) any Disqualification Event relating to any Underwriter Covered Person not previously disclosed to the Company and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Underwriter Covered Person.

Exhibit "I" to Schedule "A"

UNDERWRITERS' CERTIFICATE

TO:      PROTECH HOME MEDICAL CORP.

CERTIFICATE

In connection with the private placement in the United States of the units (the "Offered Securities") of Protech Home Medical Corp. (the "Company") pursuant to the underwriting agreement dated as of June 8, 2020 among the Company and the Underwriters named therein (the "Underwriting Agreement"), each of the undersigned does hereby certify as follows:

1.	the undersigned U.S. Affiliate of the undersigned Underwriter is on the date hereof, and was on the date of each offer and sale of the Offered Securities made by it to, or for the account or benefit of, Persons in the United States or U.S. Persons, a duly registered broker or dealer under the United States Securities and Exchange Act of 1934, as amended, and the securities laws of each state in which an offer or sale of Offered Securities was made (unless exempted from the respective state’s broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc., and all offers and sales of Offered Securities to, or for the account or benefit of, Persons in the United States or U.S. Persons by or through the undersigned U.S. Affiliate have been and will be effected in accordance with all U.S. federal and state broker-dealer requirements;

2.	each offeree of Offered Securities to, or for the account or benefit of, Persons in the United States or U.S. Persons was provided with a copy of one or both of the U.S. Offering Memorandum, including the Preliminary Prospectus, and/or the U.S. Offering Memorandum, including the Final Prospectus, and each U.S. Purchaser: (a) was provided, prior to the Time of Closing, with a copy of the U.S. Offering Memorandum, including the Final Prospectus, and no other written material was used in connection with the offer and sale of the Offered Securities to, or for the account or benefit of, Persons in the United States or U.S. Persons; and (b) executed and delivered to the Underwriters and the Company either (x) a U.S. QIB Letter substantially in the form attached as Exhibit I to the U.S. Offering Memorandum or (y) a U.S. Subscription Agreement substantially in the form attached as Exhibit II to the U.S. Offering Memorandum;

3.	immediately prior to our soliciting such offerees, we had reasonable grounds to believe and did believe that each offeree was, and continue to believe that each U.S. Purchaser purchasing Offered Securities from or through us is, either a Qualified Institutional Buyer or an Institutional Accredited Investor, as applicable;

4.	no form of General Solicitation or General Advertising was used by us in connection with the offer or sale of the Offered Securities to, or for the account or benefit of, Persons in the United States or U.S. Persons;

5.	none of (i) the undersigned, (ii) the undersigned’s general partners or managing members, (iii) any of the undersigned's directors, executive officers or other officers participating in the offering of the Regulation D Securities, (iv) any of the undersigned’s general partners' or managing members' directors, executive officers or other officers participating in the offering of the Regulation D Securities or (v) any other Person associated with any of the above Persons that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with sale of Regulation D Securities (each, a "Underwriter Covered Person" and, collectively, the "Underwriter Covered Persons"), is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) of Regulation D (a "Disqualification Event"), except for a Disqualification Event (i) contemplated by Rule 506(d)(2) of Regulation D and (ii) a description of which has been furnished in writing to the Company prior to the date hereof;

6.	we are not aware of any Person (other than any Underwriter Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of U.S. Purchasers;

7.	neither we nor any of our affiliates have taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act with respect to the offer or sale of the Offered Securities; and

8.	the offering of the Offered Securities to, or for the account or benefit of, Persons in the United States or U.S. Persons has been conducted by us in accordance with the terms of the Underwriting Agreement, including Schedule "A" attached thereto.

Words and terms with the initial letter or letters thereof capitalized in this certificate and not defined herein but defined in the Underwriting Agreement (including Schedule “A” attached thereto) shall have the meanings given to such capitalized words and terms in the Underwriting Agreement (including Schedule “A” attached thereto) unless otherwise defined herein.

Dated this          day of                               , 2020.

[UNDERWRITER]	[U.S. AFFILIATE]

Per:	Per:

Schedule "B"

FORM OF LOCK-UP AGREEMENT

________________________, 2020

To:	Beacon Securities Limited Canaccord Genuity Corp. Echelon Wealth Partners Inc. Stifel GMP Industrial Alliance Securities Inc. M Partners Inc.

(collectively, the "Underwriters")

Re:	Protech Home Medical Corp. – Lock-up Agreement

Dear Sirs:

The undersigned understands that the Underwriters have entered into an underwriting agreement dated June 8, 2020, (the "Underwriting Agreement") with Protech Home Medical Corp. (the "Company") providing for a public offering (the "Offering") of units, consisting of common shares and common share purchase warrants of the Company. Initially capitalized terms not otherwise defined herein shall have the meaning given to them, respectively, in the Underwriting Agreement.

In consideration of the benefit that the Offering will confer upon the undersigned, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that, during the period beginning from the date hereof and ending on the day that is 90 days following the Closing Date (the "Lock-Up Period"), the undersigned will not directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, lend, swap, or otherwise dispose of, or transfer, assign, or announce any intention to do so, any Common Shares or any securities of the Company convertible into or exchangeable for Common Shares, whether now owned directly or indirectly, or under such person's control or direction, or with respect to which such person has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise, other than pursuant to a bona fide take-over bid or any other similar transaction made generally to all of the shareholders of the Company, provided that, in the event the change of control or other similar transaction is not completed, such securities shall remain subject to the lock-up agreement

The undersigned understands that the Company and the Underwriters are relying upon this lock-up agreement in proceeding toward consummation of the Offering. The undersigned further understands that this lock-up agreement is irrevocable and shall be binding upon the undersigned's legal representatives, successors and assigns, and shall enure to the benefit of the Company, the Underwriters and their legal representatives, successors and assigns.

The undersigned hereby represents and warrants that he or she has full power and authority to enter into this agreement, and that he or she will do all such acts and take all such steps as reasonably required in order to fully perform and carry out the provisions of this agreement. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned.

B-1

This lock-up agreement will be governed by the laws of the province of Ontario and the laws of Canada applicable therein.

This lock-up agreement may be executed by counterpart signatures (including counterparts by facsimile or other means of each electronic transmission) each of which shall be effective as original signatures.

Yours truly,

NAME OF SECURITYHOLDER:

(Name)

(Signature)	(Signature of Witness)

Number and type of securities of the Company subject to this lock-up agreement:

B-2